Exhibit 3. Policies or procedures adopted and implemented to prevent the misuse of material, nonpublic information. ☒ Exhibit 3 is attached and made a part of this Form NRSRO.

Note: Capitalized terms used but not defined in the policies below generally will have the meanings assigned in the Glossary of Terms included within Exhibit 2 to this Form NRSRO.

Document:
1. **S&P Global 2018 Code of Business Ethics for Employees**
2. **Divisional Independence and Objectivity (11 April 2018)**
3. **S&P Global Ratings Code of Conduct (01 March 2018)***
4. **S&P Global Ratings Code of Conduct--Australia (01 July 2017)***
5. **Securities Disclosure and Trading Policy (11 April 2018)**
6. **Ratings Addendum to Securities Disclosure and Trading Policy (02 January 2018)**
7. **Outside Activities/Professional Conduct Guidelines (01 June 2016)**
8. **Avoiding Selective Disclosure (23 May 2016)**
9. **Managing Confidential Information (23 May 2016)**
10. **Ratings Release (23 May 2016)**
11. **Issuer Notification (including Issuer Appeals) (01 May 2017)**
12. **Corporate Governance (01 March 2018)**

* To meet local regulatory requirements, a Code of Conduct is in effect in Australia in addition to the global Code of Conduct.







S&P Global

Dear Colleagues:

S&P Global has built a global reputation on its adherence to the highest standards of excellence and quality in all of its products and services. Our relationships with one another, our customers, our regulators and our partners are built on the foundation of our Core Values: Integrity, Excellence and Relevance. The way in which we incorporate these values into our work are detailed in the S&P Global Code of Business Ethics (COBE).

Each year, we take time to recommit to these core values which are critical to our Company's continued success.

We ask you to read the COBE document and complete the COBE course and Affirmation Statement to demonstrate your ongoing commitment to compliance with the Company's policies. Our collective understanding and acceptance of the COBE will ensure that we continue to hold ourselves accountable in maintaining S&P Global's reputation.

The COBE document, course and Affirmation Statement are accessible on the Hub.

If you have any questions regarding COBE or related matters, please discuss them with your manager, the Human Resources Department, the Compliance Department for your division or the Legal Department.

Thank you for your commitment to our Code of Business Ethics.

Doug

Doug Peterson

Steve Kemps

Steve Kemps

Table of Contents

Intoductory Letter

How We Set the Bar at S&P Global
  Our Core Values
  The COBE Applies to All of Us
  Raising Concerns and Seeking Advice
  Reporting a Violation in Good Faith
  Investigation of Reports
  Retaliation is Not Allowed
  Role of Managers
  Obligations of Employees Receiving Reports
  Violations of the COBE
  Compliance With Law and Regulation
  Communications with Regulators, Government Agencies and Third Parties
  Divisional Independence and Objectivity

Ethical Practices with our Team
  Equal Opportunity Employer
  Non-Discrimination
  Diversity & Inclusion
  Global Human Rights
  Workplace Safety

Ethical Practices with Others
  Avoiding Conflicts of Interest
  Membership on For-Profit Boards
  Membership on Non-Profit Boards
  Charitable Contributions to Non-Profit Organizations
  Political Contributions and Activities
  Use of Social Media
  Anti-Trust and Competitive Intelligence
  Gifts and Entertainment
  Anti-Bribery and Improper Payments

Ethical Practices at our Company
  Confidential Information
  Protecting Intellectual Property Rights of S&P Global and Third Parties
  Customer Privacy
  Employee Privacy
  Records Management
  Information Security
  Insider Trading
  Obligations of a Publicly Traded Company
  Preventing Fraud

Making Ethics Essential at S&P Global

Resources for Raising Concerns, Seeking Advice or Reporting Violations

Link to Corporate Policies

How We Set the Bar at S&P Global

Our Core Values

S&P Global's Code of Business Ethics (COBE) underscores our core values and guides everything we do by informing our decisions, driving our actions, and determining how we conduct business. By leading with our core values of integrity, excellence, and relevance, we protect our employees, our Company and our brand.

> **Integrity**
> We act with integrity and are honest, transparent and accountable for our actions.
>
> **Excellence**
> We pursue excellence in everything we do. We value results, encourage team work and embrace change.
>
> **Relevance**
> We provide relevant solutions to our clients and bring passion and a thirst for knowledge in serving them.

The COBE Applies to All of Us

This COBE applies to all employees and directors of S&P Global, its subsidiaries and divisions (Company) around the world. Across all geographies, levels and functions, we are expected to abide by the highest ethical standards at all times and we do this by adhering to our core values.

It is essential that employees read, understand, and affirm their adherence to the COBE. In fact, all employees must take required training to better understand the COBE and the underlying Company policies, standards, and procedures.

While the COBE is intended as a foundation to provide guidance and to help you make the right decisions, it is not intended to cover every possible law, policy or situation. Employees are expected to be thoughtful before making decisions and to always use their best judgment.

> **Decision Tree**
>
> As you make a business decision, ask yourself:
>
> - Is it legal?
> - Is it consistent with the COBE and S&P Global policies?
> - Is it in the best interest of S&P Global?
> - Will it maintain trust with clients, shareholders, regulators and colleagues?
> - Would it maintain our good reputation if it appeared on the front page of a newspaper, blog or in the mainstream media?
>
> If the answer to any of these questions is no, stop and speak up. The Company has resources for you to raise a concern, seek advice or report a violation in good faith.

Raising Concerns and Seeking Advice

S&P Global is committed to fostering an environment where open and honest communications are expected. Whether you are raising a concern about a potential violation, or seeking advice, the Company has multiple resources to help guide you.

1. You can share your concern with your manager.

2. You can contact your Human Resources representative who can provide further guidance.

3. You can report a concern anonymously or disclose your identity to the EthicsPoint Helpline.

4. You can call the toll free number provided by the EthicsPoint Helpline to speak to someone who can guide you.

5. You can always contact a member of either the Legal or Compliance departments for guidance on any situation involving the COBE or any other laws, policies, standards or procedures.

Reporting a Violation in Good Faith

While it is important to report a suspected violation of the COBE, it is just as essential to file such a report in good faith. Using good faith means proceeding with a sincere intention to deal honestly with others. You should not file a dishonest report for any reason, including to:

- Retaliate against another;
- Gain an advantage in a personal conflict; or
- Harass another employee.

Knowingly filing a dishonest report is, in itself, a violation of the COBE.

Investigation of Reports

When you raise a concern, or report a violation in good faith, the Company will promptly investigate your report. Rest assured that your communication will be treated confidentially to the extent possible and permissible by law. Employees are expected to cooperate in any investigation conducted by the Company. At the conclusion of the investigation, the Company will take the appropriate actions to resolve the issue.

Retaliation is Not Allowed

We do not tolerate retaliation against an employee who in good faith seeks advice, raises a concern or reports a violation of the COBE or any other Company policies. Retaliating against an employee is prohibited at S&P Global, and we take prompt and appropriate action against anyone, at any level, who engages in retaliatory conduct. This means that you are protected against being fired, demoted, threatened, discriminated against or harassed in any way if you raise a concern in good faith.

Could I get fired for reporting a concern in good faith?

Q: I suspect unethical conduct is taking place in my group, but what if I am wrong? Could I get fired for raising an issue to the EthicsPoint Helpline that turns out not to be a violation?

A: No, employees are encouraged to come forward without fear. It is against our policies and values to penalize or retaliate against an employee who raises a concern or reports an issue in good faith.

If you suspect unethical conduct or conduct that would otherwise violate a Company policy, it is best to report such suspicion through the means suggested above and let the appropriate Company representative determine whether or not a violation or unethical conduct took place.

Role of Managers

Our leaders play an essential role in fostering a culture and environment where behaving ethically is second nature. Leaders set examples by acting responsibly and serving as role models who inspire employees to follow the COBE and live our values.

This means our managers are expected to:

- Encourage others by holding themselves up to the highest standards of behavior and lead by example;

- Discuss the COBE with their teams and reinforce the importance of following Company policies;

- Respond promptly to employee concerns;

- Create a positive environment where employees feel comfortable speaking up and raising concerns; and

- Communicate to their teams that no retaliation can be taken against an employee who raises a concern or reports a violation in good faith.

In the event of possible misconduct, managers have a duty to report any potential violations. A violation left unreported can harm our Company, our employees, and our reputation. It is always best to be vigilant and to report any potential violation.

Obligations of Employees Receiving Reports

If you receive a report of a potential COBE violation, you need to be prepared. If a potential violation is reported to you:

- Seek guidance before responding;
- Contact the appropriate persons within our Company, including Human Resources, Legal or Compliance;
- Ensure that the employees' concerns are addressed promptly and with respect; and
- Ensure that no retaliation occurs against someone for reporting a suspected violation in good faith.

Violations of the COBE

S&P Global takes violations of the COBE seriously. Failure to comply with the COBE, Company policies, or the law or applicable regulations, may result in disciplinary action, up to and including termination of employment. In addition, violations of the law could result in civil or criminal penalties imposed by a governmental agency or a court of law.

The Company addresses violations of the COBE promptly and consistently throughout the organization.

Compliance With Law and Regulation

Each of us is expected to comply with legal and regulatory requirements. We operate in many countries and jurisdictions, and consequently many laws may apply to us that conflict with each other or with this COBE. If you are ever faced with a potential violation of law, or a conflict of laws, or a conflict with this COBE, seek immediate guidance from Legal or Compliance.

Communications with Regulators, Government Agencies and Third Parties

S&P Global interactions with regulators, other government agencies, outside lawyers, and similar third parties are based on the principles of compliance with the law, transparency and cooperation. S&P Global employees should be polite and professional and should not prevent regulators, government officials or other supervisory authority from conducting formal investigations.

In the course of your employment with the Company, you may receive a subpoena or an inquiry from a governmental agency. S&P Global's <u>Communications with Regulators, Other Government Agencies, Outside Lawyers, and Third Parties Policy</u> provides guidance to employees across the Company who may receive these types of inquiries. For further guidance please contact the Legal Department.

6

Protected Activities - Always Remember

Nothing in the COBE or any other S&P Global policy limits an employee's ability to communicate directly with and provide non-privileged documents or other information to the Securities and Exchange Commission or other regulatory agency regarding possible violations of law, or to engage in protected concerted activity or other protected labor activities. Employees may do so without disclosure to the Company, and the Company may not retaliate against employees for any of these activities.

Divisional Independence and Objectivity

The reputation of S&P Global and its divisions depends on the integrity and independence of its products and services which include, without limitation, determining credit ratings, news and industry-focused research, reporting on an industry, investment advisory services, creating and publishing indices, price assessments and benchmarks and providing benchmark calculation and/or administration services. Consequently, no employee should be involved in any activity or relationship that might compromise, or appear to compromise, the independence and objectivity of the Company's products or services.

Ethical Practices with Our Team

As team members of the S&P Global community, we all have a responsibility to treat each other with respect, dignity and care.

Equal Opportunity Employer

It is the policy of S&P Global to ensure equal employment opportunity without regard to race, color, religion, sex, sexual orientation, gender identity or expression, national origin, age, disability, pregnancy, veteran status, genetic information, citizenship status or any other basis prohibited by applicable law. The Company is committed to equal employment opportunity at all levels of employment, including the executive level. This policy applies to all employment practices, including but not limited to, recruitment, hiring, employment, assignment, training, compensation, benefits, demotion or transfer, promotions, disciplinary action and terminations.

Non-Discrimination

In accordance with our Equal Employment Opportunity Policy, employees may not discriminate against or harass any other employees on the basis of any of the categories described above, or any other unlawful basis. S&P Global prohibits discrimination or harassment of any kind.

Diversity & Inclusion

Diversity is reflected in our leadership's commitment to an inclusive workplace that values each individual and his or her unique contributions. Our talent is our most valuable asset—the diverse characteristics, perspectives, ideas and backgrounds that our employees bring to S&P Global give us a vital competitive edge.

S&P Global encourages:

- Respectful communication and interaction between all employees;

7

- Teamwork and employee participation that encourages diverse perspectives and inclusion;
- Work-life balance initiatives such as flexible work arrangements; and
- A work environment free from sexual or any type of unlawful harassment.

Any employee found to have exhibited any inappropriate conduct or behavior against others may be subject to disciplinary action, up to and including termination of employment.

Global Human Rights

As part of its mission to promote sustainable growth, S&P Global is committed to responsible and transparent operations that demonstrate respect and support for all human rights. Recognizing our responsibility to respect human rights, we are committed to treating our employees and members of the communities where we do business with dignity and respect. We are committed to conducting business in a legal, ethical and responsible manner and believe it is important to work with vendors who operate with the same high standards we set for ourselves.

Workplace Safety

S&P Global is committed to providing a safe and healthy workplace built on a foundation of strong and uncompromising ethics and integrity. We all play an important role in creating that environment.

- We strive to create an environment where you can work in safety and comfort.

- We maintain the security of the Company's premises by safeguarding the Company's employees, physical assets, intellectual property and other confidential, sensitive and proprietary information.

- We maintain a workplace safe and free from violence by prohibiting the possession or use of dangerous weapons on Company property.

Ethical Practices with Others

Avoiding Conflicts of Interest

At S&P Global, we have an obligation to avoid conflicts of interest. When faced with a situation in which competing loyalties could cause you to pursue a personal benefit for you, your friends or family at the expense of S&P Global, its clients or customers, this might present a conflict of interest for you.

A conflict of interest can arise whenever an activity:

- Is opposed to the best interests of S&P Global, its clients or customers;
- Creates the appearance of impropriety or misconduct; or
- Creates divided loyalty between you and S&P Global.

You may also face a conflict of interest in your role within your division. For example, if a sales employee attempts to influence an editorial decision, this would create a conflict of interest. For further guidance, contact your Legal or Compliance department.

However, for the avoidance of doubt, if the employee's activity is protected as described above under Protected Activities it does not constitute a conflict of interest.

Can I give complimentary access to an S&P product to a family member?

Q: My brother is researching financial investments for his personal trading account. Can I give him complimentary access to one of our desktop products?

A: No. You should not use S&P Global products or information in a way that improperly benefits someone you know.

Can I use my S&P Global email address for outside business?

Q: I own property that I occasionally rent or use for other business activities unrelated to my job at S&P Global. Can I use my S&P Global email address for my outside business?

A: No. Never use your S&P Global email address for an outside business.

Can I speak at a vendor conference?

Q: One of our vendors has invited me to speak at one of their conferences. Is that ok?

A: It depends and it may be fine. You should first consult your division's policies and obtain permission from your manager and make sure you do not disclose any confidential information or endorse any products or services on behalf of S&P Global. In addition, you should not accept any payment for speaking at the conference.

Tip: Do not use your position at S&P Global for improper personal gain.

Outside Employment

Employees may, on their own time, do limited amounts of work for other employers or other businesses so long as such work does not conflict with the employee's obligations to S&P Global. A conflict would arise if outside work consumed so much of an employee's time and energy as to impair the ability to perform their S&P Global job effectively. Also, a conflict of interest is presumed if an employee does outside work for a firm that has business dealings with, or competes with, S&P Global. Employees should also avoid outside employment that is otherwise detrimental to the interests of S&P Global. Lastly, employees should be aware of any policies and disclosure obligations within their division regarding outside employment and other activities.

Membership on For-Profit Boards

Employees may serve as a director on a for-profit board as long as the other company is not a competitor of S&P Global and as long as the service does not create a conflict of interest for the employee. Because these issues are difficult to determine, you must seek approval from Legal or Compliance and your manager before accepting a position at a for-profit company.

Membership on Non-Profit Boards

Membership on governing boards of non-profit organizations (for example, charitable organizations, school boards, and trade associations) by S&P Global employees is often desirable, and in general, there is no objection to an employee accepting such a position, as long as the service does not create a conflict of interest for the employee. You must be aware of any policies, disclosure obligations or limitations within your division and if you have any concerns or perceive a potential conflict of interest, contact your manager, Legal or Compliance.

Charitable Contributions to Non-Profit Organizations

We are committed to being a good citizen in the communities where we work. S&P Global contributes to the communities where we work as well as national institutions, and we encourage employees to also do so by matching their gifts to eligible organizations.

Political Contributions and Activities

S&P Global encourages its employees to be engaged in their communities, which may include political activism. It is important that employees review applicable laws, regulations and any applicable S&P Global policies before making any donation of time, money or service to a political candidate, party or organization. Making the right decision is critical because:

- Political contributions or donations may create a conflict of interest, or give rise to an appearance of impropriety;

- Campaign finance rules are complex, vary by country and local jurisdictions, and often prohibit contributions from certain sources, or limit the timing and amount of contributions;

- Depending on where you live and where you contribute there may be tax, disclosure and other legal requirements associated with your contributions; and

- Your division may have policies and procedures that limit (or may prohibit) your ability to make political contributions.

Remember: Unauthorized political contributions pose legal, operational, and reputational risk to the Company. To avoid even a perception of impropriety, the Company prohibits certain political contributions. If you are uncertain, you should seek guidance from Public Affairs, Legal or Compliance. For further guidance, see <u>Political Contributions and Payments Policy (U.S. only) or contact your Divisional Compliance representative</u>

Use of Social Media

We need to take care in the way we communicate, both internally and externally, whether on a formal or informal basis. We have a duty to be honest, professional, and respectful with both the public and our S&P Global colleagues.

Electronic communications such as email, instant messaging or social media tools (such as blogs or social networking sites) can be used in valuable and creative ways to extend our brand, communicate with the market, and address the needs of our clients, customers and other stakeholders. These communications, due to their inherent risk, should always conform to the highest professional and ethical standards. For further guidance, see the Social Media Policy.

The following guidelines apply on either Company devices or personal devices, in connection with S&P Global business on all social media sites.

- Always be careful about what you post on the internet. Your actions can impact the Company's reputation or ability to conduct business.

- Only authorized employees may use social media on behalf of the Company. Refer to your divisional Communications team if you are unsure whether you are authorized.

- When participating in online communities, do not misrepresent yourself. If you talk about work related matters, you must disclose your affiliation with the Company and make it clear that any opinions expressed are your own and not those of the Company.

- Do not share confidential, privileged, proprietary or non-public information including information about the Company, its products or services. This includes strategies, forecasts, and client or customer information.

- Never share anything related to S&P Global legal issues, including a pending litigation or investigation.

- Do not post anything discriminatory, offensive or illegal in your personal capacity or on behalf of the Company.

Can I post content on my personal LinkedIn account about a transaction I completed for my job
Q: I worked on a deal, and contract negotiations were tough. We finally got the counterparty to accept a lower price. Can I share the details of the transaction on my personal social media account with my network?

A: No, you may never disclose any confidential information obtained in the performance of your duties, unless authorized by S&P Global.

> **Can I post an S&P photo on my personal account?**
>
> **Q**: Can I post a photo of me and my colleagues volunteering for the Company on my personal Facebook account?
>
> **A**: Yes, this is a good way to promote S&P Global and demonstrate how we support our communities. However, always make sure that the picture is appropriate and that you have permission to post photos of other employees.

Anti-Trust and Competitive Intelligence

Antitrust or Competition laws regulate trade and commerce by prohibiting restraints on certain trade activity and promoting fair competition. Failure to comply with these laws can result in significant legal and financial consequences for you and the Company.

The cornerstone of S&P Global's success is competing fairly and honestly, and outperforming our competitors. S&P Global does not engage in unethical or illegal business practices to obtain a competitive advantage.

As a member of the S&P Global community, you have a responsibility to uphold our reputation for honesty and integrity in all business transactions. The general guidelines below will provide assistance, but please contact Legal or Compliance if you have any questions or concerns.

General Guidelines

- Always be forthright and truthful about your relationship with S&P Global whenever you are interacting with a customer, client, competitor or any other third party.

- You must not discuss topics with competitors, unless authorized by Legal in specific circumstances, that could affect pricing (including setting prices, controlling sales or splitting territories, customers and vendors) or marketing decisions such as prices, sales terms, business plans, margins, costs, bids, production capacity, inventory levels, trade promotions or discounts.

- Do not agree with other companies to boycott vendors or customers.

- Use only your S&P Global email address when signing up for digital or online products from competitors.

- Never misuse a competitor's proprietary information.

12

Can I use my personal email address to access a competitor's site?

Q: I want to view part of a competitor's website that requires a subscription, but they may not allow access to an S&P Global employee. Is it okay to sign up using my personal email address instead?

A: No. Always use your S&P Global email address, job title and real name when accessing a competitor's website or researching competing products and services. S&P Global respects our competitors' right to protect their confidential or proprietary information. If you have any doubts about whether you are allowed to access a particular website, contact Legal or Compliance.

Gifts and Entertainment

Exchanging gifts and offers of entertainment with customers, clients, vendors and other business contacts, may occur in the course of your work, but such practices may give the impression that our business decisions are improperly influenced. To avoid even the appearance of impropriety, you must ensure that your business decisions are based only upon legitimate business considerations.

For guidance regarding whether to accept or give a gift or entertainment, refer to our Gifts and Entertainment Policy and consult your division's Gifts & Entertainment policy and procedures, which may be more restrictive.

You May:

• Give or accept inexpensive tokens or items of nominal value;

• Give or accept occasional and moderate business meals and entertainment with clients, customers or vendors if you attend the event; or

• Attend local sporting events or other activities with clients, customers or vendors infrequently if the cost is not excessive.

You May Not:

• Give or accept gifts or entertainment that could influence decisions;

• Give or accept gifts or entertainment that could appear to create a conflict of interest or exceed a nominal amount; or

• Give or accept cash as a gift.

Tip: Ask yourself whether giving or accepting a gift or entertainment could create a potential, perceived or actual conflict of interest. You must avoid even the appearance of impropriety.

Accepting Gifts and Entertainment

If you are offered a gift or entertainment in the course of your work with S&P Global, you must consider whether accepting the gift or entertainment gives the appearance that business decisions will be improperly influenced and aligns with the policies and procedures of your division.

Can I accept tickets to a tennis match?

Q: One of our vendors invited me to watch a tennis match hosted in the city where I am based. Can I accept the invitation?

A: Attending local sporting events is generally permissible if:
• The person extending the invitation accompanies you; and
• Attending the event does not conflict with the policies of your division and will not influence your business decisions.

Can I accept an expensive thank you gift for participating on a panel?

Q: I received an expensive silk scarf from a client as a thank you gift for my participation in a panel discussion at an industry conference. The client is rated by our Company. I am in a role that does not involve rating the entity. Can I keep the gift?

A: No, you cannot keep the gift because it is not of nominal value and even in a commercial role it could impact the perception of independence that we should maintain with our clients.

Giving Gifts and Entertainment

If you give a gift or offer a form of entertainment in the course of your work with S&P Global, again, you must consider whether giving the gift or entertainment gives the appearance that you are trying to improperly influence a business decision and aligns with the policies and procedures of your division.

Can I give expensive theatre tickets to a potential new client?

Q: I am in the process of getting a new client who will generate a lot of revenue. I am working with the SVP and she has decision making authority. I want to give her expensive tickets to a popular theatrical show. Can I do that?

A: No. Never give a gift, regardless of cost, with the intention or the appearance of influencing decision-making or obtaining special treatment.

Can I give a box of chocolates to a new business partner?

Q: We recently closed a licensing deal with the vice president of another company. To celebrate, I plan to send her an inexpensive box of chocolates. Can I do that?

A: Yes, it is permissible to give an inexpensive token of appreciation to celebrate the closing of a transaction.

Division-Specific Guidelines

Certain divisions may have supplemental gifts and entertainment policies that are more restrictive than the COBE or other S&P policies. Always check with your divisional Compliance or Legal departments before giving or accepting gifts and entertainment.

Anti-Bribery and Improper Payments

S&P Global operates in many countries throughout the world. Our reputation is built upon our ability to act with integrity, honesty, transparency and accountability. Improper influence may take many forms. Cash, gifts, meals, travel, entertainment, loans, charitable contributions, political contributions or offers of employment may all be used inappropriately in attempts to influence business decisions or government action. S&P Global does not offer or accept bribes or kickbacks in any form, either directly or through third parties. As an employee of S&P Global, you may never offer or receive bribes or kickbacks to or from anyone.

You may not engage in any activity that:

- Includes making or receiving payments which create a conflict of interest;
- Seeks to obtain an improper advantage;
- Attempts to influence a decision or official action; or
- Results in other special consideration from any Government Official in any country.

What is a Government Official?

A government official is any elected or appointed official of a federal, state or local government, and anyone employed by or otherwise exercising the powers of any government office, agency, district, board, commission, authority or other body.

Gifts, meals, travel, lodging and entertainment may be considered of value if the item could have financial, economic or commercial worth.

You May

- Always consult with and obtain approval from Compliance or Legal before providing anything of value to a Government Official.

- Always record the business purpose and circumstances when anything of value is given to Government Officials.

You May Not

- Give anything of value to a Government Official to influence approval or gain an improper advantage.

- Give gifts to Government Officials as a "thank you" for doing their job.

- Make payments to Government Officials outside of authorized legal and regulatory channels.

> **Can we pay for travel expenses of a government official?**
>
> **Q:** My division is sponsoring a conference in London that will be attended by several Government Officials. One of the Government Officials has asked us to pay for his travel, hotel and meals, and to waive the fee to the event. What should I do?
>
> **A:** Contact Compliance or Legal immediately. Travel, meals and reimbursement for other expenses would be considered a gift to a Government Official, and could be perceived as trying to influence or obtain an improper advantage. S&P Global prohibits offering bribes or kickbacks in any form.

If you have any questions regarding gifts, reimbursements of expenses or other payments to Government Officials, do not hesitate to contact Compliance, Legal or Public Affairs.

Ethical Practices at Our Company

Confidential Information

Confidential information is any information that is kept private and not made available to the public. Our Company's confidential information includes personal information about our employees, our clients and our customers, any information about us or another company that isn't readily available from a public source, and information that is shared between parties in confidence. An employee may not disclose any confidential information obtained in the performance of the employee's duties, unless the activity is protected as described above under Protected Activities. This obligation of confidentiality continues even after your employment with the Company terminates.

Examples of confidential information include but are not limited to:
- Information covered by non-disclosure agreements or confidentiality agreements;
- Regulatory examinations or communications (excluding publically disclosed enforcement actions, litigation or administrative orders);
- Strategic plans including mergers and acquisitions;
- Product development ideas;
- Trade Secrets;
- Research data;
- Customer lists; and
- Non-Public Product pricing.

An employee must not:

- Disclose any confidential information about S&P Global or its activities;
- Disclose any confidential information about S&P Global's customers, clients or third parties obtained while performing his or her duties; or
- Copy or disseminate internal communications, whether or not marked confidential, to third parties, unless authorized by the Company.

Protecting Intellectual Property Rights of S&P Global and Third Parties

It is essential that we protect our Company resources, our intellectual property and other assets. We are a data-driven company and intellectual property is one of our core assets. We seek to protect through, among other measures, appropriate contracts and terms of use. Unauthorized or improper use of S&P Global assets can significantly diminish their value. In addition, any work created by an employee within the scope of their duties belongs to the Company, unless otherwise agreed upon by the Company. All ideas, inventions and designs conceived or made while employed and which also result from any work for the Company, or relate to the Company's then-existing business or to the Company's anticipated research or development, or were made with the Company's resources or trade secrets shall be timely disclosed to the Company. All title and intellectual property rights to such ideas, inventions and designs shall be assigned to and owned by S&P Global.

We all have a responsibility to protect S&P Global resources, including our intellectual property. Examples of our resources include:

- Trademarks;
- Copyrights;
- Patents;
- Other information and data for which S&P Global claims a proprietary interest;
- Equipment, computers, laptops;
- Business relationships;
- Reputation;
- Logos;
- Business plans;
- Product Plans; and
- Trade secrets (e.g., algorithms used in our models).

S&P Global Employees Must Comply with Third Parties' Intellectual Property Rights

In addition, we have an obligation to respect the assets of third parties, including our competitors and business partners. Employees have an obligation to comply with copyright, trademark, patent and trade secret laws as they pertain to third party information. In addition, employees have an obligation to comply with the terms and conditions of license or other agreements covering the use of that intellectual property. Inappropriate use of assets and information belonging to others may expose you and S&P Global to criminal or civil fines and penalties. Your responsibility to protect our resources extends to your family and friends, including those who work at competitors or business partners of S&P Global.

Can I take my work with me after I leave the Company?

Q: If I leave S&P Global to work for another company, can I take my research reports and use them at my new company.

A: No, any work that you do for S&P Global is the intellectual property of S&P Global and you may not use that information at another company.

Trade Secrets

Generally speaking, any confidential business information which provides a company with a competitive edge may be considered a trade secret and must be kept confidential. However, where applicable by law, an individual will not be held criminally or civilly liable for the disclosure of a trade secret that:

1. Is made in confidence to a government official, or to an attorney, and is made solely for the purpose of reporting or investigating a suspected violation of law; or

2. Is made in a complaint or other document filed in a lawsuit or other proceeding, including a lawsuit for retaliation, if such filing is made under seal.

Customer Privacy

Protecting the personal information of our customers and business prospects is critical to safeguarding their trust and ensuring compliance with legal requirements that guide the way we do business. S&P Global has implemented comprehensive policies, procedures and systems detailed in its [Customer Privacy Policy](#) that we are all responsible for understanding and enforcing. Our reputation depends on it.

Employee Privacy

S&P Global recognizes and respects the privacy of employees and others with regard to personal information it obtains through the employment relationship. As evidence of our commitment, the Employee Privacy Policy applicable to your location guides how we collect, process, transfer and store your data, and describes our general practices regarding your privacy as an employee of the Company. Employees must handle all personal information in an ethical and lawful manner as guided by Company policies. For further information please see the Employee Privacy Policy (Applicable to U.S., India and Pakistan) and Employee Privacy Policy (Excluding U.S., India and Pakistan).

Records Management

S&P Global is committed to creating Company records that accurately and fairly represent our activities and transactions. Company records must be properly maintained and retained for as long as required by law and in accordance with our Records Management Policy. Each of our businesses is responsible for ensuring that its records are retained or destroyed according to local laws as well as any Company policy that governs document retention and destruction.

It is the responsibility of every S&P Global employee and contractor to help the Company manage its information. The Records and Information Management Policy and related Standards define and guide information retention, disposition, availability, integrity, privacy and security.

Information Security

Accurate and reliable information is the foundation of our business. Without proper safeguards in place, our systems are vulnerable to loss, destruction, error and abuse that can undermine

18

the objectives and goals of S&P Global. Incorporating security best practices into everyday actions is mutually beneficial and critical to protecting individual and Company data. Employees are expected to play a crucial role in our overall cyber security.

It is S&P Global's policy to ensure that security risks are identified, assessed and managed. Necessary and required measures will be taken to protect the tangible and intangible assets of S&P Global and associated customers, clients, vendors, business partners and staff from loss, damage or impairment.

Remember:

- Always lock your computer when leaving your desk;
- Always encrypt your thumb drives;
- Apply software updates in a timely manner when prompted;
- Never share your password;
- Be aware of your surroundings especially when conducting sensitive business conversations or working on privileged, confidential or proprietary information;
- Don't use public Wi-Fi to conduct work without a secure Virtual Private Network (VPN);
- Don't send privileged, confidential or proprietary information to your personal email (this includes work related email messages or attachments);
- Never share passwords with anyone (including IT or your manager); and
- Never store Company data on non-approved cloud storage platforms (Dropbox, iCloud, Google Drive, OneDrive and public GitHub). Do use Company-approved platforms such as Box.

Insider Trading

During the course of performing your job you may hear material information about S&P Global or other companies that is not known to the public. You should never use material, non-public information to buy or sell securities, or share this information with others to buy or sell stock either for their or your benefit. This is unethical and is known as insider trading, which violates the law and the COBE. Material information is the kind of information a reasonable investor would consider in deciding whether to buy or sell a security. Material information could include: news about financial performance; strategic plans; business initiatives; mergers or acquisitions; litigation; or management changes. For example:

- You may receive an internal email from the Company about a pending acquisition;
- You may read a sensitive document about your client's strategy which is not public;
- You may become aware of S&P Global's intentions of moving into a certain market segment during a town hall hosted by your division; or
- You may become aware of S&P Global's upcoming financial results which have not yet been disclosed.

Information of the type described above is non-public and you have a responsibility to safeguard it. Three key things to know about non-public information:

- Non-public information is usually confidential and not known to the general public;

- Non-public information can be about our clients, competitors, our vendors or other business partners, our products or our own business plans; and

- Non-public information should never be shared with anyone who is not authorized by S&P Global to have access to it.

If you have questions about buying or selling stock, contact Legal or Compliance.

Obligations of a Publicly Traded Company

As a publicly traded company, S&P Global must periodically submit reports to regulators about the Company's activities. These reports also include certifications related to financial reporting and internal controls, and disclose whether we detected fraud in our internal operations during the reporting period. Every time an S&P Global senior manager submits a report to a regulator, we as a firm are making a public statement about our integrity, honesty and transparency.

Preventing Fraud

What is fraud? Generally speaking, fraud is an act of deception intended to result in a financial or personal gain. Fraud sometimes occurs when employees are facing pressures like deadlines or revenue targets.

Examples of fraud include:

- Submitting false or misleading expense reports;
- Unauthorized use of Company assets;
- Reporting revenue that has not been earned or does not exist;
- Submitting false or misleading financial statements;
- Misappropriation of physical assets such as a Company-issued laptop or intellectual property; or
- Using Company funds to buy equipment or supplies for personal use or gain.

Should I report fraudulent activity?

Q: After a recent business trip, a senior manager in my department asked me to submit her expense report. I noticed that she altered a receipt on the report so that dinner with a family member looked like dinner with clients. What should I do?

A: If you think that a co-worker or manager is engaging in unethical behavior or committing fraud by submitting false or misleading information in an expense report, you must notify Compliance, Legal, or report the activity via the EthicsPoint Helpline.

Making Ethics Essential at S&P Global

As individuals we are each responsible for acting with integrity at all times, obeying all laws and regulations and fostering an environment of respect. This means meeting not just the letter, but also the spirit of the COBE and of S&P Global's policies.

We are all expected to:

- Read, understand and follow all Company policies, including the COBE;
- Complete required training and affirm adherence to the COBE;
- Raise concerns, in good faith, about behavior which may violate laws or our policies; and
- Cooperate fully with any investigations.

Resources for Raising Concerns, Seeking Advice or Reporting Violations

Contact your manager.

Contact any member of your Human Resources department at
https://thehub.spglobal.com/community/human_resources.

Click onto the EthicsPoint Helpline where you can report a concern by name or anonymously.

Call the toll free number provided by the EthicsPoint Helpline to speak to someone.

Contact the Legal Department at legal@spglobal.com or visit the website at
https://thehub.spglobal.com/community/legal.

To Contact the appropriate compliance representative in your division, visit the Compliance Department website at https://thehub.spglobal.com/community/legal/compliance.

Link to Corporate Policies

To read all of our corporate policies, visit the Corporate Policies site.

Contact SPGlobalPolicies@spglobal.com for policy related inquiries.

COBE 2018 Additional Languages

Click here to view the COBE in additional languages.

Revised November 2017

S&P Global

Policy Name	Divisional Independence and Objectivity
Effective Date	December 8, 2015
Updated	April 11, 2018

1.0   Introduction

This Policy applies to all Employees[1] of S&P Global Inc. (the "Company"). The Company's reputation for independence and objectivity is critical to the success of the Company's products and services. That success may also require appropriate interactions among Employees in different Divisions and functions of the Company. The purpose of this Policy is to ensure that such interactions protect Confidential Information[2] and avoid any actual, potential, or perceived conflicts of interest. The Policy's requirements are intended to reinforce the Company's reputation for independence and objectivity and also ensure compliance with regulatory requirements that the Divisions may have in the jurisdictions in which they operate. Each Division may separately impose additional or more restrictive policies, standards or procedures on its own Employees.

2.0   Policy

Employees must comply with the [S&P Global Code of Business Ethics ("COBE")](#) and with other applicable policies, guidelines, codes of ethics or codes of conduct within their Division that are designed to protect Confidential Information, promote independence and objectivity, and ensure compliance with regulatory requirements.

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[1] **Employee** means an individual who works full-time or part time either at the will of the employer or under a contract of employment, whether oral or written, express or implied, and has recognized rights and duties. This term includes all employees, agents, representatives, officers, directors, and temporary staff of the Company.

[2] **Confidential Information** is any information our Company possesses that is kept private and not made available to the public. It includes personal information about our employees, our clients, and our customers, any information that is not readily available from a public source, and information that is shared between parties in confidence.

In addition, this Policy requires the following:

2.1 Avoiding Actual, Potential, or Perceived Conflicts of Interest

Employees must not take any action that might compromise, or appear to compromise, the independence or objectivity of any of the Company's products or services. Among other things:

- Employees must not take any action that might suggest, or appear to suggest, that the independence and objectivity of the Company's products or services might be improperly influenced by the Company's sales, marketing, or other commercial interests.

- Employees must not provide advice or recommendations to customers in a way that is designed, or appears to be designed, to influence the independent and objective analysis performed by Employees in another Division. By way of example, a Platts employee could not advise a customer on issues relating to its capital structure or financial instruments to help the customer achieve a particular credit rating by S&P Global Ratings.

- Employees must not engage in any unfair, coercive, or abusive practices such as conditioning, threatening to condition, or otherwise improperly linking a particular action by one Division (e.g., a favorable or unfavorable action with respect to a credit rating, a research report, or an index) with the purchase of any other products or services offered by the Company.

This is not an exhaustive list of situations that could give rise to an actual, potential, or perceived conflict of interest. Employees are expected to be thoughtful before making decisions and to use their best judgment to avoid any action that might harm the Company's reputation for independence and objectivity.

2.2 Interdivisional Restrictions on Interactions with Employees Engaged in Analytical Activities

To reinforce the independence and objectivity of the Company's products and services, Employees must first contact their Legal or Compliance Department before having any interaction with Employees Engaged in Analytical Activities (defined below) who are in another Division with respect to products or services of the Company. Any such interaction requires permission in advance from Legal or Compliance, including interactions initiated by Employees Engaged in Analytical Activities. That permission can be provided through rules or protocols that Legal and Compliance establish to govern certain types of interactions.

For purposes of this Policy, Employees Engaged in Analytical Activities means:

- In S&P Global Ratings, any Employees who are (1) involved in the production of S&P Global Ratings products and services, including but not limited to credit ratings, or (2) involved in development, revision, validation, management, or advising on methodologies, including criteria and models, that support S&P Global Ratings products and services.

- In S&P Dow Jones Indices, any Employees who participate in the index governance, production or adjustment process, which may include the selection of securities to an index, calculation of indices or changes to methodology. All activities performed within the scope of the Index Management and Production Group (IMPG) and the Index Governance Group (IGG) are considered Analytical Activities.

- In Platts, any Employees who are Price Reporters, Platts News Reporters, or Platts Analysts.

- In Market Intelligence, any Employees who participate in journalistic activities for LCD or other news services, including but not limited to, Reporters, Editors, News Desk Managers, or Employees who are involved in analytical activities associated with Market Intelligence's qualitative research, quantitative research, or quantitative modeling and analysis.

2.3   Protecting Confidential Information

Each of the Company's Divisions has access to Confidential Information, including information about the each Division's customers. Unauthorized disclosure of that information could cause adverse consequences to the Company, including our customers losing faith in our ability to protect their Confidential Information and damage to the Company's reputation.

Employees may not share Confidential Information with an Employee in another Division unless that Employee is specifically authorized to receive it and has a "need to know" it in accordance with the COBE and other applicable policies. If you have any question about whether you can share certain Confidential Information with another Employee, you should contact Legal or Compliance in advance.

If an Employee receives Confidential Information that they should not have, the Employee must immediately report their receipt of such Confidential Information to Legal or Compliance.

Employees must not share Confidential Information outside the Company, unless authorized in advance by Legal or Compliance.[3] Employees may never use Confidential Information, or permit others to use Confidential Information, for personal gain or benefit.

3.0   Violations and Reporting

Failure to comply with this Policy may result in disciplinary action, up to and including termination of employment.

If you become aware of any actions that conflict, or may conflict, with this Policy, please notify your manager, the Legal Department or the Compliance Department. In addition, you may report any concerns anonymously through the [EthicsPoint Helpline](#).

4.0   Contacts for Further Information

Inquiries or requests for further information regarding this Policy may be directed to SPGlobalPolicies@spglobal.com, the Legal Department or the Compliance Department.

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[3] Nothing in the Policy or any other policy of a Division or S&P Global limits an Employee's ability to communicate directly with and provide non-privileged documents or other information to the Securities and Exchange Commission or other regulatory agency regarding possible violations of law, or to engage in protected concerted activity or other protected labor activities. Employees may do so without disclosure to the Company, and the Company cannot and will not retaliate against Employees for any such activities.



S&P Global Ratings
Code of Conduct

March 1, 2018

S&P Global Ratings
Code of Conduct
March 1, 2018

Table of Contents

Introduction		3
1.	Quality of the Credit Rating Process	3
2.	Integrity of the Credit Rating Process	5
3.	Independence and Avoidance of Conflicts of Interest	5
4.	Transparency and Disclosure	6
5.	The Treatment of Confidential Information	7
6.	Enforcement of the Code of Conduct and Policies	8
7.	What are Credit Ratings and Their Limits?	8

Capitalized terms are defined in S&P Global Ratings Glossary of Terms for Policies and Procedures.

Introduction

The mission of S&P Global Ratings is to provide high-quality, objective, independent, and rigorous analytical information to the marketplace. In pursuit of this mission, among other things, S&P Global Ratings engages in Credit Rating Activities and issues Credit Ratings.

S&P Global Ratings has adopted this Code of Conduct (the "Code") to reflect the high-level principles that govern the conduct of its Credit Rating Activities.[1] This Code also reflects the high-level principles underlying Regulatory Requirements in the jurisdictions where S&P Global Ratings conducts Credit Rating Activities. S&P Global Ratings implements the principles set forth in this Code through policies, procedures, and guidelines (collectively, "policies") as well as through its operational and control infrastructures.

All Employees must comply with this Code and its related policies. Each year all Employees are required to read the Code and affirm their compliance with it and its related policies by signing an affirmation statement. The President of S&P Global Ratings (or her/his designee) is responsible for overseeing compliance with this Code, its related policies, and S&P Global Ratings Regulatory Commitments and must approve in writing the grant of exceptions to this Code or its related policies but may only grant such exceptions when they do not otherwise violate a Regulatory Commitment or other applicable law or regulation. S&P Global Ratings Designated Compliance Officer has day-to-day operational responsibility for compliance with, and interpretation of, the Code, its related policies, and S&P Global Ratings Regulatory Commitments.

1. Quality of the Credit Rating Process

1.1   S&P Global Ratings will clearly define its rating symbols and apply those symbols in a consistent manner. When required by law or regulation or where otherwise feasible and appropriate, S&P Global Ratings will differentiate Credit Ratings of structured finance products from other Credit Ratings, including through additional disclosures or the use of different rating symbols.

1.2   S&P Global Ratings will establish and maintain Criteria for the issuance of its Credit Ratings and will require consistent application of its Criteria. S&P Global Ratings Criteria is rigorous, systematic, continuous and based upon historical experience (including back-testing) and objective validation.

1.3   S&P Global Ratings will establish and maintain measures that Employees must follow for the ongoing annual review of its Criteria and the ongoing periodic review of models consistent with Regulatory Requirements. To the extent possible and when mandated by Regulatory Requirements, Employees conducting these reviews will be independent from the Practice Areas performing the relevant Credit Rating Activities.

1.4   Each Credit Rating is based on a thorough analysis of all information known to, and believed relevant by, the applicable S&P Global Ratings Rating Committee in accordance with its Criteria.

1.5   Each Credit Rating Action will be accompanied by a Credit Rating Rationale; however, a Credit Rating Rationale may support more than one Credit Rating.

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[1]   This Code replaces the S&P Global Ratings Code of Conduct dated December 15, 2017. This Code aligns with principles established by the International Organization of Securities Commissions ("IOSCO") in its Code of Conduct Fundamentals for Credit Rating Agencies, revised March 2015, and IOSCO's Statement of Principles Regarding The Activities of Credit Rating Agencies, published in September 2003.

1.6   S&P Global Ratings will establish and maintain measures so that the Analysts assigned to determine a Credit Rating have appropriate individual or collective knowledge and experience to determine the creditworthiness of the applicable Rated Entity or Security.

1.7   S&P Global Ratings is committed to hiring sufficient personnel with the appropriate level of knowledge and skills to allow for the appropriate and smooth operation of S&P Global Ratings and its Credit Rating Activities. S&P Global Ratings will devote sufficient resources and personnel to determining initial Credit Ratings as well as conducting ongoing surveillance of existing Credit Ratings (except for point-in-time, suspended, or withdrawn Credit Ratings). S&P Global Ratings will establish and maintain measures to have adequate resources to supervise diligently its Employees and others who conduct business on its behalf.

1.8   S&P Global Ratings employs Analytical Managers, senior managers, and officers who are of good repute and sufficiently skilled and experienced for the sound and prudent management of S&P Global Ratings and its Credit Rating Activities. S&P Global Ratings does not hire individuals where material doubt exists as to the individuals' ability to fairly and impartially execute their responsibilities or as to the individuals' integrity and holds Employees to the highest standards of integrity and ethical behavior.

1.9   Consistent with S&P Global Ratings Criteria and policies, Rating Committees (and not individual Analysts) determine Credit Ratings. However, under certain circumstances, S&P Global Ratings issues Credit Ratings that are derived either in whole or in part from other Credit Ratings. In this regard, and under certain circumstances, an Employee may apply an existing Issue or Issuer Credit Rating on an entity (previously determined by a Rating Committee) to another Issuer and/or Issue (i.e. a Linked Rating Action).

1.10   S&P Global Ratings will not issue a Credit Rating unless it concludes that it has (a) information of satisfactory quality to determine a high quality Credit Rating, (b) sufficient Analysts with appropriate knowledge and experience to determine a high quality Credit Rating, and (c) sufficient historical experience or information to appropriately rate a new type of structure or a new entity, when applicable. S&P Global Ratings will withdraw an existing Credit Rating when necessary and appropriate or where the withdrawal is required by law or regulation.

1.11   When S&P Global Ratings issues a Credit Rating and its associated Credit Rating Rationale, S&P Global Ratings will not misrepresent the nature of the Credit Rating or make any statements that could reasonably mislead potential users of the Credit Rating. In jurisdictions that impose specific disclosure requirements related to Credit Ratings, S&P Global Ratings will publish or release the requisite information in the relevant Credit Rating Rationales or through other permitted means. When required by law or regulation or where feasible and appropriate, S&P Global Ratings will appropriately disclose the limitations of a Credit Rating that involves a type of entity or financial instrument with limited historical data.

1.12   When required by law or regulation or where otherwise feasible and appropriate, S&P Global Ratings will provide an Issuer with an opportunity to review the Credit Rating Rationale associated with its Credit Rating prior to its publication or release to protect against factual errors or inadvertent release of Confidential Information. When required by law or regulation , if S&P Global Ratings amends a Rating Decision after receiving feedback from the Issuer, S&P Global Ratings will indicate that, prior to issuance, the Rating Decision was disclosed to the issuer and amended following that feedback.

1.13   When required by law or regulation or where feasible and appropriate, except for point-in-time, withdrawn, or suspended Credit Ratings, S&P Global Ratings will monitor outstanding Credit Ratings on an ongoing, at least annual, basis and will update those Credit Ratings when warranted and consistent with its Criteria and policies. S&P Global Ratings may update Credit Ratings because of changes in circumstances of the Rated Entity (including changes in the underlying assets for structured finance products) or changes in applicable Criteria and related

Guidance Documents. S&P Global Ratings will update outstanding Credit Ratings on a timely basis and consistent with Regulatory Requirements.

1.14   When changing a public Credit Rating, S&P Global Ratings will publicly announce a revised Credit Rating. When withdrawing a public Credit Rating, S&P Global Ratings will publicly announce the withdrawal and the Credit Rating at the time of the withdrawal. If S&P Global Ratings continues to publish a withdrawn Credit Rating, the Credit Rating will indicate the last date that the withdrawn Credit Rating was updated and will indicate that the Credit Rating is no longer subject to monitoring or update.

1.15   When consistent with Regulatory Requirements and S&P Global Ratings policies if an actual or potential conflict of interest is identified for an existing Credit Rating, S&P Global Ratings will assess the existing Credit Rating.

2.   Integrity of the Credit Rating Process

2.1   S&P Global Ratings and its Employees will comply with all Regulatory Requirements and other applicable laws and regulations governing S&P Global Ratings activities in each jurisdiction in which it operates.

2.2   S&P Global Ratings will provide appropriate training to Employees and officers to facilitate compliance with this Code as well as S&P Global Ratings Criteria and policies.

2.3   S&P Global Ratings and its Employees will deal fairly and honestly with Issuers, investors, other market participants, and the public.

2.4   S&P Global Ratings and its Employees strive to issue Credit Ratings that are independent, unbiased, based upon objective Criteria, and well-substantiated. S&P Global Ratings and its Employees may receive feedback from Issuers, investors, other market participants, or the public on its Criteria, Credit Ratings, Credit Rating Rationales, or other published materials. S&P Global Ratings may consider such feedback when assessing whether to revise that material, but will only make changes that are warranted based upon its own objective and independent assessment of the feedback.

2.5   S&P Global Ratings and its Employees will not make threats about potential credit rating actions or promise or guarantee (implicitly or explicitly) a particular Credit Rating prior to a determination of the Credit Rating by the Rating Committee and will not issue a Credit Rating that is not based upon its Criteria.

2.6   S&P Global Ratings will establish and maintain control functions (including its quality, criteria and risk functions), as well as a compliance function, to monitor S&P Global Ratings compliance with its Regulatory Requirements and policies. As required by law or regulation, these control and compliance functions are independent from the Practice Areas responsible for S&P Global Ratings Credit Rating Activities, Ancillary Services, and Other Services. The compliance function will have the necessary authority, resources, expertise and access to all relevant information to discharge its responsibilities properly and independently, as required by law or regulation, including having a senior level employee with the requisite skill set serve as its compliance officer in charge of the compliance function.

3.   Independence and Avoidance of Conflicts of Interest

3.1   S&P Global Ratings will establish and maintain reporting lines and compensation arrangements for compliance officers and Employees in Control Roles and Analytical Roles that reinforce the independence of their respective judgments. For a compliance officer or Employee in a Control Role this means that S&P Global Ratings will not consider its financial performance when evaluating the performance or determining the compensation (including incentive awards) of those Employees. For an Employee in an Analytical Role this means that S&P Global Ratings will not consider the commercial implications (such as revenue, fees, or market share) of that Employee's analytical decisions when evaluating the performance or determining the compensation (including incentive awards) of that Employee.

3.2   To minimize the potential for bias as well as potential conflicts of interest from long-standing relationships between Issuers and Employees in Analytical Roles, S&P Global Ratings requires Primary Analysts to rotate analytical responsibility over time and in a manner that will promote the continuity of the ratings process. In addition, when required by law or regulation or where otherwise feasible and appropriate, S&P Global Ratings also rotates Rating Committee Chairpersons and/or other Analysts.

3.3   S&P Global Ratings will establish and maintain measures to protect against Analysts and other Employees directly involved in Credit Rating Activities engaging in Commercial Activities or other activities that may create an actual or potential conflict of interest or that may compromise the independence and objectivity of S&P Global Ratings Credit Ratings Activities.

3.4   S&P Global Ratings will establish and maintain controls so that the Ancillary Services and Other Services of S&P Global Ratings or its affiliates do not affect S&P Global Ratings Credit Rating Activities.

3.5   S&P Global Ratings will take a Credit Rating Action regardless of the potential effect (economic, political, or otherwise) of that action on S&P Global Ratings, an affiliate, an Issuer, an investor, or any other market participant.

3.6   S&P Global Ratings will establish and maintain written policies and measures to (a) identify and (b) eliminate, or manage and disclose, as required by law or regulation or where otherwise feasible and appropriate, any actual or potential conflicts of interest that may influence S&P Global Ratings Credit Rating Activities as well as the opinions and analyses of S&P Global Ratings or the judgment and analyses of its Analysts.

3.7   Employees (including officers of S&P Global Ratings) will not directly participate in Credit Rating Activities related to an Issuer when engaged in employment discussions with that Issuer.

3.8   S&P Global Ratings will report to the Securities and Exchange Commission when it knows that a person who was associated with S&P Global Ratings within the previous five years obtains employment with an arranger, obligor, Issuer, underwriter, or sponsor of a security or money market instrument for which S&P Global Ratings has issued a Credit Rating within 12 months prior to the employment.

4. Transparency and Disclosure

4.1   S&P Global Ratings will disclose to the public all information that it is required to disclose pursuant to its Regulatory Requirements, including as related to material modifications to Criteria, Unsolicited Credit Ratings, and its conflict avoidance and management measures. The information that S&P Global Ratings is required to disclose generally includes Credit Ratings, Credit Rating Rationales, Criteria, policies, the general nature of compensation arrangements, information on conflicts of interest, and periodic information on the performance of its Credit Ratings. S&P Global Ratings will disclose required information in a timely manner and consistent with its Regulatory Requirements.

4.2 S&P Global Ratings will establish and maintain measures designed to prevent confusion between its Credit Rating Activities and its Ancillary Services and Other Services by Issuers or the public.

4.3 S&P Global Ratings and its Employees will not state or imply that a regulator has approved or endorsed its Criteria, Credit Ratings, or Credit Rating Activities. S&P Global Ratings will take appropriate steps to protect against an unregistered entity using its name to publish Credit Ratings.

5. The Treatment of Confidential Information

Nothing herein or in our policies prohibits or restricts an Employee from initiating Communications directly with, or responding to an inquiry from, or providing information to, any self-regulatory organization or any other state or federal regulatory authority acting in a regulatory capacity, including the Securities and Exchange Commission (SEC) and the Financial Industry Regulatory Authority (FINRA). All provisions of our policies and this Code should be construed in a manner consistent with the preceding sentence.

5.1 S&P Global Ratings and its Employees will protect Confidential Information entrusted to it and its Employees by Issuers in connection with the performance of Credit Rating Activities. Unless otherwise permitted by law or regulation and/or with the agreement/consent of the Issuer or its agent when appropriate, S&P Global Ratings will not publish or disclose Confidential Information received in connection with its Credit Rating Activities. S&P Global Ratings may incorporate Confidential Information in a manner that will not disclose it into its Credit Ratings and documents published as part of its Credit Rating Activities.

5.2 Unless otherwise permitted by law or regulation and S&P Global Ratings policies, S&P Global Ratings and its Employees will only use Confidential Information received in connection with Credit Rating Activities for those activities, administrative responsibilities directly supporting Credit Rating Activities, or related oversight responsibilities.

5.3 Unless otherwise permitted by law or regulation and S&P Global Ratings policies, S&P Global Ratings and its Employees will only provide Confidential Information to an affiliate or other Employee when that affiliate or other Employee needs to know the information to appropriately perform Credit Rating Activities, administrative responsibilities that directly support Credit Rating Activities, or related oversight responsibilities.

5.4 S&P Global Ratings outsources certain activities related to its Credit Rating Activities. In connection with the outsourcing of these activities, S&P Global Ratings will establish and maintain measures requiring Service Providers to protect Confidential Information received from S&P Global Ratings.

5.5 Employees will not use or share Confidential Information for their personal benefit, including to buy, sell, or sell short Securities about which they possess Confidential Information.

5.6 S&P Global Ratings and its Employees will protect Confidential Information with respect to S&P Global Ratings Credit Rating Activities, including (a) internal processes or conversations with respect to a prospective Credit Rating, (b) the timing or content of pending Credit Rating Actions (except to the related Issuer and its designated agents), and (c) pending changes to Criteria or policies.

5.7 S&P Global Ratings and its Employees will take reasonable measures to protect the Confidential Information, property and records belonging to, or in the possession of, S&P Global Ratings from fraud, theft, misuse or inadvertent disclosure.

6. Enforcement of the Code of Conduct and Policies

6.1 Consistent with applicable Regulatory Requirements, S&P Global Ratings will establish and maintain measures that Employees must follow for handling (a) Complaints, (b) certain legal, regulatory or disclosure matters that trigger reporting to regulators, and (c) good faith reports that another Employee has violated a Regulatory Requirement or other law or regulation, this Code, or S&P Global Ratings policies, or has engaged in unethical behavior. S&P Global Ratings will not take, or allow Employees to take, retaliatory actions against other Employees who make good faith reports pursuant to this provision.

6.2 Consistent with applicable Regulatory Requirements, S&P Global Ratings has designated appropriate personnel to monitor for compliance with its Regulatory Requirements, this Code, and S&P Global Ratings policies.

6.3 S&P Global Ratings will establish and maintain (a) appropriate administrative and accounting procedures, (b) internal control mechanisms, (c) effective procedures for risk assessment, and (d) effective control and safeguard arrangements for information processing systems to support its compliance with its Regulatory Requirements, this Code, and S&P Global Ratings policies. S&P Global Ratings will maintain its books and records consistent with applicable Regulatory Requirements and to demonstrate compliance with this Code and S&P Global Ratings policies.

7. What are Credit Ratings and Their Limits?

7.1 Credit Ratings are forward-looking, current opinions regarding the creditworthiness of Rated Entities. Credit Ratings are based on information supplied to S&P Global Ratings by a Rated Entity and/or its Related Third Parties (collectively referred to as the "Issuer") as well as information obtained by S&P Global Ratings from other sources it considers reliable. S&P Global Ratings relies on the Issuer, its accountants, counsel, advisors, and other experts for the accuracy, completeness, and timeliness of the information submitted in connection with S&P Global Ratings rating and surveillance processes.

7.2 Credit Ratings do not constitute investment, financial, or other advice. Credit Ratings are not recommendations to purchase, hold, or sell a particular Security or to make any other investment decision. Credit Ratings do not comment on the suitability of an investment for a particular investor and should not be relied on when making any investment decision. The assignment of a Credit Rating to a Rated Entity does not guarantee the performance of the Rated Entity. S&P Global Ratings does not act as an investment, financial, or other advisor to, and does not have a fiduciary relationship with, any Issuer, investor, or any other person. Credit Ratings are not verifiable statements of fact.

7.3 Pursuant to Regulatory Requirements in certain jurisdictions, S&P Global Ratings has established controls so that the information used to determine Credit Ratings is of satisfactory quality, meaning a sufficient quantity of information, received on a timely basis, and considered reliable by S&P Global Ratings. In this regard, while S&P Global Ratings has established policies for compliance with these Regulatory Requirements, these policies do not constitute an audit of the information and are not designed to prevent or detect fraud. As such, even with appropriate controls around the receipt and use of such information, S&P Global Ratings cannot guarantee that all the information it receives and uses is complete or accurate. Consistent with applicable policies, S&P Global Ratings will not issue initial Credit Ratings and will withdraw or suspend existing Credit Ratings when information of satisfactory quality is unavailable.

7.4 S&P Global Ratings may at any time suspend, modify, lower, raise, or withdraw a Credit Rating or place a Credit Rating on CreditWatch in accordance with its policies.

****

Failure to comply with this Code and its related policies may result in disciplinary action, up to and including termination of employment.

This Code is available to the public without charge on S&P Global Ratings Web site, [www.standardandpoors.com.](www.standardandpoors.com) By making this Code available to the public, S&P Global Ratings does not assume any responsibility or liability to any third party arising out of or relating to this Code. This Code shall not form a part of any contract with any third party, and no third party shall have any right (contractual or otherwise) to enforce any of this Code's provisions, either directly or indirectly. S&P Global Ratings in its sole discretion may revise this Code to reflect changes in market, legal, and regulatory circumstances and changes to S&P Global Ratings policies and other controls.

S&P Global Ratings
55 Water Street
New York, NY 10041

www.standardandpoors.com

S&P Global Ratings
Code of Conduct - Australia

July 1, 2017

S&P Global Ratings
Code of Conduct - Australia
July 1, 2017[1]

Table of Contents

Introduction		3
What are Ratings		3
1.	Quality and Integrity of the Credit Rating Process	4
2.	Independence and Avoidance of Conflicts of Interest	7
3.	Responsibilities to the Investing Public, Rated Entities, Obligors, Originators, Underwriters and Arrangers	9
4.	Governance, Risk Management and Employee Training	12
5.	Disclosure and Communication with Market Participants	13
6.	Definitions	13
7.	IOSCO Code of Conduct Fundamentals for Credit Rating Agencies	14

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[1] This Code of Conduct replaces the S&P Global Ratings Code of Conduct - Australia dated May 13, 2016. It should be read in conjunction with the current version of the global S&P Global Ratings Code of Conduct.

Introduction

References to "S&P Global Ratings" in the sections below are to S&P Global Ratings Australia Pty. Limited unless the context otherwise requires.

S&P Global Ratings' mission is to provide high-quality, objective, independent, and rigorous analytical information to the marketplace. In order to achieve its mission, S&P Global Ratings strives for analytic excellence at all times; evaluates its rating criteria, methodologies, and procedures on a regular basis; and modifies or enhances them as necessary to respond to the needs of the global capital markets.

S&P Global Ratings endeavors to conduct the rating and surveillance processes in a manner that is transparent and credible and that also maintains the integrity and independence of such processes in order to avoid any compromise by conflicts of interest, abuse of confidential information, or other undue influences.

This Code of Conduct (this "Code") replaces the S&P Global Ratings Code of Conduct – Australia dated May 13, 2016 and applies to employees in Australia only. This Code should be read in conjunction with the current version of the global S&P Global Ratings Code of Conduct. S&P Global Ratings has adopted this Code in order to further align its policies, procedures, and guidelines with Code of Conduct Fundamentals for Credit Rating Agencies published in December 2004, as amended in May 2008 and in March, 2015 (the "IOSCO Code"), by the International Organisation of Securities Commissions ("IOSCO") and in order to meet regulatory requirements in certain jurisdictions that require S&P Global Ratings to comply with the IOSCO Code. Variations from the IOSCO Code are set forth in Section 7 of this Code.

This Code is available to the public without charge on S&P Global Ratings website, www.standardandpoors.com.au. By making this Code available to the public, S&P Global Ratings does not assume any responsibility or liability to any third party arising out of or relating to this Code. This Code shall not form a part of any contract with any third party, and no third party shall have any right (contractual or otherwise) to enforce any of this Code's provisions, either directly or indirectly. S&P Global Ratings in its sole discretion may revise this Code to reflect changes in market, legal, and regulatory circumstances and changes to S&P Global Ratings controls, policies, procedures, and guidelines.

S&P Global Ratings expects all S&P Global Ratings employees in Australia ("employees") to comply with this Code and the related policies, procedures and guidelines. Each year all S&P Global Ratings employees shall be required to read this Code and affirm their compliance with the current version of the global S&P Global Ratings Code of Conduct, this Code and all related S&P Global Ratings policies and guidelines by signing an Affirmation Statement. Any exceptions to this Code or the related policies, procedures and guidelines should be approved in writing by the nominee of the board of directors of S&P Global Ratings or her/his designee who shall be responsible for the interpretation of this Code and the related policies, procedures and guidelines, or, to the extent applicable, by the President of S&P Global Ratings' Nationally Recognised Statistical Ratings Organisation.

Failure to comply with this Code and the related policies, procedures and guidelines may result in disciplinary action, up to and including termination of employment.

Capitalised terms used herein are defined in Section 6 of this Code.

What are Ratings?

Ratings are current opinions regarding the creditworthiness of issuers or issues. Ratings are based on information supplied to S&P Global Ratings by the issuer or its agents and information obtained by S&P Global Ratings from other sources it considers reliable. S&P Global Ratings relies on the issuer, its accountants, counsel, advisors, and other experts for the accuracy, completeness, and timeliness of the information submitted in connection with the rating and surveillance processes.

Ratings do not constitute investment, financial or other advice. Ratings are not recommendations to purchase, hold or sell a particular security or to make any other investment decision. Ratings and other opinions do not comment on the suitability of an investment for a particular investor and should not be relied on when making any investment decision. S&P Global Ratings does not act as an investment, financial, or other advisor to, and does not have a fiduciary relationship with, an issuer, investor, or any other person.

S&P Global Ratings is committed to issuing ratings only when it has a sufficient amount of information that is of a satisfactory quality as set forth in the S&P Global Ratings Credit Rating Information and Data Policy. If information is deemed to be from reliable sources, as further discussed in that policy, S&P Global Ratings does not independently verify the information. Ratings are not verifiable statements of fact. The assignment of a rating to an issuer or an issue by S&P Global Ratings should not be viewed as a guarantee of the accuracy, completeness, or timeliness of the information relied on in connection with the rating or the results obtained from the use of such information.

S&P Global Ratings reserves the right at any time to suspend, modify, lower, raise, or withdraw a rating or place a rating on CreditWatch in accordance with its policies, guidelines and procedures.

1. Quality and Integrity of the Credit Rating Process

A. *Quality and Integrity of the Credit Rating Process*

1.1   S&P Global Ratings must use rating criteria and methodologies that reflect rigorous analysis and systematic processes, and, where possible, result in ratings that can be subjected to some form of objective validation based on historical experience.

1.2   Each rating must be based on a thorough analysis of all information known to S&P Global Ratings and believed by S&P Global Ratings to be relevant to its analysis according to S&P Global Ratings established criteria and methodologies.

1.3   S&P Global Ratings must adopt reasonable measures designed to ensure that it has the appropriate knowledge and expertise, and that the information it uses in determining credit ratings is of sufficient quality and obtained from reliable sources to support a high quality credit rating.

1.4   S&P Global Ratings must adopt reasonable measures so that the information it uses in assigning a rating is of sufficient quality to support a credible rating. S&P Global Ratings must only issue ratings when it has sufficient information and data.

1.5   In assessing the creditworthiness of an issuer or issue, Analysts involved in the preparation or review of any rating must use criteria and methodologies established by S&P Global Ratings. Analysts must consistently apply the then-existing rating criteria and methodologies in the analytical process for any Rating Action, in each case, as determined by S&P Global Ratings.

1.6   S&P Global Ratings must define the meaning of each category in its rating scales and apply those categories consistently across all classes of rated entities and obligations to which a given rating scale applies.

1.7   Credit ratings must be assigned by a vote of a rating committee comprised of Analysts and not by any individual Analyst. Ratings must reflect all information known, and believed to be relevant, to the rating committee, consistent with S&P Global Ratings' established criteria and methodologies.

1.8   S&P Global Ratings must use Analysts who, individually or collectively, have the appropriate knowledge and experience in developing a rating opinion for the type of credit being applied.

1.9   S&P Global Ratings must maintain internal records accurate and sufficiently detailed and comprehensive to support its credit opinions for such period as may reasonably be necessary to promote the integrity of its credit rating process, including to permit internal audit, compliance, and quality control functions to review past credit rating actions in order to carry out the responsibilities of those functions and, where a longer period is prescribed, in accordance with applicable law .S&P Global Ratings employees should comply with its policies on maintenance, retention, and disposition of records and with the requirements of applicable laws and regulations.

1.10   S&P Global Ratings and its Analysts must take steps to avoid publishing any credit analyses or reports that contain misrepresentations or are otherwise misleading as to the general creditworthiness of an issuer or issue.

1.11 S&P Global Ratings must endeavor to devote sufficient resources to perform credible credit assessments for all issuers and issues it rates. When deciding whether to rate or continue rating an issuer or issue, S&P Global Ratings must assess whether it is able to devote sufficient Analysts with sufficient skill sets to make a credible credit assessment, and whether its Analysts likely will have access to sufficient information needed in order to make such an assessment, including when the credit assessment involves a type of financial product presenting limited historical data. Although S&P Global Ratings undertakes no duty to audit or otherwise verify information it receives.

1.12 S&P Global Ratings must establish a review function made up of one or more senior managers with appropriate experience to review the feasibility of providing a credit rating for a type of entity or obligation that is materially different from the entities or obligations S&P Global Ratings currently rates.

1.13 S&P Global Ratings must establish and implement and maintain a review function made up of one or more senior managers responsible for conducting a rigorous, formal, and periodic review, on a regular basis and pursuant to an established timeframe, of all aspects of the S&P Global Ratings' credit rating methodologies (including models and key assumptions) and significant changes to them. S&P Global Ratings must assess whether existing methodologies and models for determining credit ratings of structured finance products are appropriate when the risk characteristics of the assets underlying a structured product change materially. Where feasible and appropriate, this function must be independent of the business lines that are principally responsible for rating various classes of issuers and obligations.

1.14 S&P Global Ratings must endeavor to structure its rating teams of Analysts in a manner that promotes continuity but avoids bias in the credit rating process and that promotes the high quality and integrity of the rating process.

1.15 S&P Global Ratings must allocate adequate personnel and financial resources to monitoring and updating its ratings. In accordance with S&P Global Ratings established policies, guidelines, and procedures for surveillance, unless the issuer requests a rating without surveillance (in which case the rating should clearly indicate that it does not entail ongoing surveillance), once a rating is assigned S&P Global Ratings must monitor on an ongoing basis and update the rating by:

   a. regularly reviewing the creditworthiness of the rated entity or obligation;

   b. initiating a review of the status of the rating upon becoming aware of any information that might reasonably be expected to result in a Credit Rating Action (including withdrawal of a rating), consistent with the applicable rating criteria and methodology;

   c. reviewing, where appropriate, the impact of a change in ratings criteria, models or key rating assumptions on both initial ratings and subsequent ratings within a reasonable period of time;

   d. updating on a timely basis the rating, as appropriate, based on the results of such review; and

   e. where appropriate, incorporating all cumulative experience obtained.

1.16 If S&P Global Ratings uses separate analytical teams for determining initial ratings and for subsequent monitoring of existing ratings, each team must have the requisite level of expertise and resources to perform its respective functions in a timely manner.

1.17 S&P Global Ratings must ensure that it establishes and maintains clear policies and procedures for dissemination of credit ratings that are the result or subject of credit rating actions and the related reports, and for the withdrawal of credit ratings. Where S&P Global Ratings makes its ratings available to the public, S&P Global Ratings must publicly announce if it withdraws a rating of an issuer or issue. Where ratings are provided only to its subscribers, S&P Global Ratings must announce to its subscribers if it withdraws a rating of an issuer or issue. In both cases, any publications by S&P Global Ratings of the withdrawn rating must indicate that the rating was withdrawn and also indicate the rating of the issuer or issue immediately preceding the withdrawal.

B. *Integrity of the Credit Rating Process*

1.18 S&P Global Ratings and its employees must deal fairly and honestly with rated entities, obligors, originators, underwriters, arrangers and users of credit ratings.

1.19 Employees must be held to high standards of integrity and ethical behaviour, and S&P Global Ratings must not employ individuals where there is evidence that they have compromised integrity.

1.20 S&P Global Ratings and its Analysts must not, either implicitly or explicitly, give any assurance or guarantee to an entity subject to a rating action, obligor, originator, underwriter, arranger or user of its ratings about the outcome of a particular rating prior to the determination of the rating by the applicable rating committee. This does not preclude S&P Global Ratings from developing prospective indications in a manner that is consistent with S&P Global Ratings' policies and procedures and also consistent with the IOSCO Code.

1.21 Neither S&P Global Ratings nor its employees may make promises or threats about potential credit rating actions to influence rated entities, obligors, originators, underwriters, arrangers or users of its ratings to pay for credit ratings or other services.

1.22 S&P Global Ratings and its employees are prohibited from making proposals or recommendations regarding the activities of rated entities or obligors that could impact a credit rating of the rated entity or obligation, including but not limited to proposals or recommendations about corporate or legal structure, assets and liabilities, business operations, investment plans, lines of financing, business combinations and the design of structured finance products

1.23 S&P Global Ratings and its employees shall comply with all applicable laws and regulations governing S&P Global Ratings activities in each jurisdiction in which it operates.

   a. The S&P Global Ratings Compliance Officer shall be responsible for monitoring reviewing the compliance of S&P Global Ratings and its employees with the provisions of this Code and with applicable laws and regulations.

   b. The S&P Global Ratings Compliance Officer shall be responsible for reviewing the adequacy of S&P Global Ratings' policies, procedures and controls designed to ensure such compliance. In fulfilling this role, the S&P Global Ratings Compliance Officer is assisted by others in the Global Regulatory Affairs Department, the Executive Managing Director of S&P Global Ratings Legal Affairs, the S&P Global Ratings Legal Department, and personnel in S&P Global Ratings responsible for analytical quality, criteria, and policymaking.

   c. The reporting lines and determination of the amount of compensation for the S&P Global Ratings Compliance Officer shall be independent of S&P Global Ratings rating operations.

1.24 An employee who becomes aware of any conduct by another employee or entity under common control with S&P Global Ratings in violation of this Code; the related policies, procedures and guidelines; any law applicable to S&P Global Ratings; or that is unethical has a responsibility to promptly report such conduct to his or her supervisor, the Human Resources Department, the Compliance Department for the individual's business unit or the Legal Department. However, in situations where individuals prefer to submit a written report, anonymously or in confidence, S&P Global offers access to a site hosted by a third party provider http://www.mhfi.ethicspoint.com/. Through this site, you are able to submit reports relating to actual or suspected violations of our Code of Business Ethics, as well as matters related to Company policies, procedures and other standards. Any individual referred to in the two preceding sentences who receives such a report from an employee shall take appropriate action, as determined by the laws and regulations of the applicable jurisdiction and the applicable policies, procedures and controls set forth by S&P Global Ratings. S&P Global Ratings prohibits any form of retaliation against an employee who in good faith reports such conduct or who in good faith assists in the investigation of such conduct. An employee who retaliates against another employee for either of these reasons shall be subject to disciplinary action up to and including termination.

1.25 An employee may report conduct that is in violation of this Code; the related policies, procedures, and guidelines; any law applicable to S&P Global Ratings; or that is unethical by calling the S&P Global Employee Hotline at 1-888-722-3277, which is available to employees worldwide and provides a confidential way of reporting such conduct.

1.26 In order to maintain S&P Global Ratings' independence, objectivity, and credibility, S&P Global Ratings shall maintain complete editorial control at all times over Rating Actions and all other materials it disseminates to the public, including, but not limited to, rating definitions and criteria, reports, research updates, studies, commentaries, media releases, rating opinions, or any other information relating to its ratings. S&P Global Ratings editorial control shall include decisions as to when, or even if, any Rating Actions and such other materials and information should be disseminated.

2. Independence and Avoidance of Conflicts Of Interest

A. General

2.1   S&P Global Ratings shall not forbear or refrain from taking a Rating Action, if appropriate, based on the potential effect (economic, political, or otherwise) of the Credit Rating Action on S&P Global Ratings, a rated entity, obligor, originator, underwriter, arranger, investor or other market participant.

2.2   S&P Global Ratings and its employees shall use care and professional judgment to maintain both the substance and appearance of S&P Global Ratings' and its employees' independence and objectivity.

2.3   The determination of a rating by a rating committee shall be influenced only by factors known to the rating committee that are believed by it to be relevant to assessing the creditworthiness of the rated entity or obligation.

2.4   Ratings assigned by S&P Global Ratings to an entity or obligation shall not be affected by the existence of, or potential for, a business relationship between S&P Global Ratings (or any Non-Ratings Business) and the rated entity, obligor, originator, underwriter or arranger (or any of their affiliates) or any other party, or the non-existence of such a relationship.

2.5   S&P Global Ratings shall operationally separate its credit rating business and its analysts from any other business that may present a conflict of interest. For other businesses that do not necessarily present a conflict of interest, S&P Global Ratings' policies, procedures and controls shall be designed to minimize the likelihood that conflicts of interest will arise and S&P Global Ratings shall disclose why it believes that those other businesses do not present a conflict of interest with its credit rating business.

B. S&P Global Ratings' Policies, Procedures, Controls and Disclosures

2.6   S&P Global Ratings shall adopt written internal policies, procedures and controls to (1) identify and (2) eliminate, or manage and disclose, as appropriate, any actual or potential conflicts of interest that may influence the credit rating methodologies, Rating Actions or the analyses of S&P Global Ratings or the judgment and analyses of S&P Global Ratings' employees. Among other things, such policies and procedures must address how the conflicts described below, to the extent applicable, can potentially influence S&P Global Ratings' credit rating methodologies or Rating Actions:

   a.   being paid to issue a credit rating by the rated entity or by the obligor, originator, underwriter, or arranger of the rated obligation;

   b.   being paid by subscribers with a financial interest that could be affected by a Rating Action;

   c.   being paid by rated entities, obligors, originators, underwriters, arrangers, or subscribers for services other than issuing credit ratings or providing access to credit ratings;

   d.   providing a preliminary indication or similar indication of credit quality to an entity, obligor, originator, underwriter, or arranger prior to being hired to determine the final credit rating for the entity, obligor, originator, underwriter, or arranger; and

   e.   having a direct or indirect ownership interest in a rated entity or obligor, or having a rated entity or obligor have a direct or indirect ownership interest in S&P Global Ratings.

2.7   S&P Global Ratings shall disclose actual and potential conflicts of interest (including but not limited to those identified in Section 2.6, of this Code to the extent applicable) in a complete, timely, clear, concise, specific, and prominent manner. When the actual or potential conflict of interest is unique or specific to a Credit Rating Action with respect to a particular rated entity, obligor, originator, lead underwriter, arranger, or obligation, such conflict of interest must be disclosed in the same form and through the same means as the relevant Rating Action.

2.8 S&P Global Ratings shall disclose the general nature of its compensation arrangements with rated entities, obligors, lead underwriters or arrangers.

    a. Where S&P Global Ratings receives from a rated entity, obligor, originator, lead underwriter or arranger compensation unrelated to its credit ratings services, S&P Global Ratings shall disclose such unrelated compensation as a percentage of total annual compensation received from such rated entity, obligor, originator, lead underwriter or arranger in the relevant credit rating report or elsewhere, as appropriate.

    b. S&P Global Ratings shall disclose in the relevant credit rating report or elsewhere, as appropriate, if, in the most recently ended fiscal year, it received 10 percent or more of its total net revenue from a single client (rated entity, obligor, lead underwriter, arranger or subscriber or any of their affiliates for the fiscal year.

2.9 S&P Global Ratings shall encourage structured finance issuers and originators of structured finance products to publicly disclose all relevant information regarding these products so that investors and other credit rating agencies can conduct their own analyses independently of S&P Global Ratings. S&P Global Ratings shall disclose in its Credit Rating Action announcements whether the issuer of a structured finance product has informed it that it is publicly disclosing all relevant information about the obligation being rated or if the information remains non-public.

2.10 S&P Global Ratings must not hold or transact in trading instruments presenting a conflict of interest with its credit rating activities.

2.11 In instances where rated entities or obligors (e.g., sovereign nations or states) have, or are simultaneously pursuing, oversight functions related to S&P Global Ratings, the employees responsible for interacting with the officials of the rated entity or obligor (e.g. government regulators) regarding supervisory matters shall be separate from the employees that participate in Rating Actions or developing or modifying credit rating methodologies that apply to such rated entity or obligor.

C. S&P Global Ratings Employee Independence

2.12 Reporting lines for employees and their compensation arrangements shall be structured to eliminate or effectively manage actual and potential conflicts of interest.

    a. An employee of S&P Global Ratings who participates in or who participates in or who might otherwise have an effect on a Credit Rating Action with respect to an entity or obligation shall not be compensated or evaluated on the basis of the amount of revenue that S&P Global Ratings derives from that entity or obligor.

    b. S&P Global Ratings shall conduct formal and periodic reviews of compensation policies, procedures and practices for its Analysts and other employees who participate in or might otherwise have an effect on a Credit Rating Action to ensure that these policies, procedures and practices have not compromised and do not compromise the objectivity of S&P Global Ratings' rating process.

2.13 S&P Global Ratings Analysts or other employees who participate in or might otherwise have an effect on a Credit Rating Action must not initiate, or participate in, discussions with rated entities, obligors, arrangers or subscribers regarding fees or payments charged to such rated entity, obligor, arranger or subscriber.

2.14 No Analyst or other employee shall participate in or otherwise influence a Credit Rating Action with respect to an entity or obligation if the employee, an immediate family member of the employee (e.g. spouse, domestic partner or dependant) or an entity managed by the employee (e.g. a trust):

    a. holds or transacts in a Security issued by the rated entity or obligor;

    b. holds or transacts in a Security (other than a diversified collective investment scheme) that itself owns an interest in the rated entity or obligor, or is a derivative based on a Security issued by the rated entity or obligor;

c. holds or transacts in a Security issued by an affiliate of the rated entity or obligor, the ownership of which may cause or may be perceived as causing a conflict of interest with respect to the employee or S&P Global Ratings;

d. holds or transacts in a Security issued by a lead underwriter or arranger of the rated obligation, the ownership of which may cause or may be perceived as causing a conflict of interest with respect to the employee or S&P Global Ratings;

e. is currently employed by, or had a recent employment or other significant business relationship with the rated entity or obligor or a lead underwriter or arranger of the rated obligation that may cause or may be perceived as causing a conflict of interest;

f. is a director of the rated entity or obligor, or lead underwriter or arranger of the rated obligation; or

g. has, or had, another relationship with or interest in the rated entity, obligor, or the lead underwriter or arranger of the rated obligation (or any of their affiliates) that may cause or may be perceived as causing a conflict of interest.

2.15 Analysts and anyone involved in the rating process (or any member of their Immediate Family) shall not buy or sell or engage in any transaction in any Security based on a security issued, guaranteed, or otherwise supported by any entity within such Analyst's area of primary analytical responsibility, except as permitted under S&P Global Ratings internal securities trading policy and in accordance with applicable legal and regulatory requirements.

2.16 Employees are prohibited from soliciting money, gifts, or favors from anyone with whom S&P Global Ratings does business and are prohibited from accepting gifts offered in the form of cash or cash equivalents or any gifts exceeding a minimal monetary value.

2.17 Subject to applicable law, any S&P Global Ratings employee who becomes involved in a personal relationship (including, for example, a personal relationship with an employee of a rated entity, obligor or originator, or the lead underwriter or arranger of a rated obligation) that creates an actual or potential conflict of interest shall disclose such relationship to the S&P Global Ratings Compliance Officer or the appropriate manager of S&P Global Ratings.

2.18 S&P Global Ratings shall establish policies, procedures and controls for reviewing without unnecessary delay the past work of Analysts who leave the employ of S&P Global Ratings and join an entity that the Analyst participated in rating, an obligor whose obligation the Analyst participated in rating, an originator, underwriter or arranger with which the Analyst had significant dealings as part of his or her duties at S&P Global Ratings or any of their affiliates.

3. Responsibilities to the Investing Public, Rated Entities, Obligors, Originators, Underwriters and Arrangers

A. *Transparency and Timeliness of Credit Ratings Disclosure*

3.1 S&P Global Ratings must assist investors and other users of credit ratings in developing a greater understanding of credit ratings by disclosing in plain language, among other things, the nature and limitations of credit ratings and the risks of unduly relying on them to make investment or other financial decisions. S&P Global Ratings must not state or imply that any regional or national authority endorses its credit ratings or use its regulated or registered status to advertise the quality of its credit ratings.

3.2 S&P Global Ratings shall disclose sufficient information about its credit rating process and its credit rating methodologies, so that investors and other users of credit ratings can understand how a rating was determined by S&P Global Ratings.

3.3 S&P Global Ratings must disclose, in a non-selective manner, a material modification to a credit rating methodology. This must be done prior to the modification taking effect unless doing so would negatively impact the integrity of a credit rating by unduly delaying the taking of a credit rating action.

3.4 Unsolicited ratings are ratings assigned by S&P Global Ratings without the full participation of issuers in the rating process. S&P Global Ratings reserves the right, in its sole discretion, to issue ratings without the full participation of issuers in the rating process if S&P Global Ratings believes (i) there is a meaningful credit market or investor interest served by the publication of such a rating, and (ii) it has sufficient information to support adequate analysis and, if applicable, ongoing surveillance. S&P Global Ratings shall indicate if a rating is an unsolicited rating. In some cases, issuers may provide limited information to S&P Global Ratings, and S&P Global Ratings would still consider those ratings to be unsolicited ratings. S&P Global Ratings shall disclose its policies and procedures regarding unsolicited ratings without charge to the public on S&P Global Ratings' website, www.standardandpoors.com.au.

3.5   S&P Global Ratings shall publicly disclose its policies for distributing ratings and reports and for when a credit rating will be withdrawn.

3.6   S&P Global Ratings shall disclose the meaning of each category in its rating scales and the definition of default or recovery.

3.7   Consistent with applicable regulations, S&P Global Ratings will differentiate ratings of structured finance products from ratings of other entities, financial instruments, or financial obligations with a structured finance modifier.

3.8   S&P Global Ratings must be transparent with investors, rated entities, obligors, originators, underwriters, and arrangers about how the relevant entity or obligation is rated.

3.9   Where feasible and appropriate, prior to disseminating a rating that is the result or subject of a Credit Rating Action, S&P Global Ratings shall inform the rated entity, or the obligor or arranger of the rated obligation, of the critical information and principal considerations upon which a rating will be based and, if appropriate, afford such rated entity, obligor or arranger an adequate opportunity to clarify any factual errors, factual omissions or factual misperceptions that would have a material effect on the credit rating. S&P Global Ratings shall duly evaluate the response. Where in particular circumstances S&P Global Ratings has not informed such rated entity, obligor or arranger prior to disseminating a Credit Rating Action, S&P Global Ratings shall inform such rated entity, obligor or arranger as soon as practical thereafter and, generally, must explain why it did not inform such rated entity, obligor or arranger prior to disseminating the Credit Rating Action.

3.10 S&P Global Ratings shall distribute in a timely manner its public Credit Rating Actions regarding the issuers and issues it rates, subject to the next provision.

3.11 S&P Global Ratings will only make its current public Credit Rating Actions for any issuer or issue available to Wholesale Clients without charge. Public Rating Actions shall only be disseminated to Wholesale Clients via real-time posts on S&P Global Ratings' Australian website, www.standardandpoors.com.au, and through a wire feed to the news media as well as via electronic or print subscription services. Public Credit Rating Actions and the short explanation of the basis for the Credit Rating Action, if any, shall remain on S&P Global Ratings group public website for a minimum of twenty-four hours. Upon the request of an issuer or its agents, and in S&P Global Ratings' sole discretion, S&P Global Ratings may agree to keep a rating confidential, and evidence this agreement in the engagement letter with the issuer. If a rating is already public, a subsequent Credit Rating Action shall also be public.

3.12 S&P Global Ratings shall disclose with a credit rating that is the result or subject of a Credit Rating Action whether the rated entity, obligor, or originator, or the underwriter or arranger of the rated obligation participated in the credit rating process. Each credit rating not initiated at the request of the rated entity, obligor, or originator, or the underwriter or arranger of the rated obligation must be identified as such.

3.13 S&P Global Ratings shall clearly indicate the attributes and limitations of each credit rating, and the extent to which it verifies information provided to it by the rated entity, obligor, or originator, or the underwriter or arranger of the rated obligation. For example, if the credit rating involves a type of entity or obligation for which there is limited historical data, it must disclose this fact and how it may limit the credit rating.

3.14 S&P Global Ratings shall indicate in a rating announcement that is the result or the subject of a Credit Rating Action when the credit rating was last updated or reviewed. The credit rating announcement must also indicate the principal credit rating methodology or methodology version that was used in determining the credit rating and where a description of that credit rating methodology can be found. Where the credit rating is based on more than one credit rating methodology, or where a review of only the principal credit rating methodology might cause investors and other users of credit ratings to overlook important aspects of the credit rating, S&P Global Ratings must explain this fact in the credit rating announcement, and indicate where to find a discussion of how the different credit rating methodologies and other important aspects factored into the Credit Rating Action.

3.15   When rating a structured finance product, S&P Global Ratings must disclose sufficient information about its loss and cash-flow analysis with the credit rating, so that investors in the product, other users of credit ratings, and/or subscribers can understand the basis for the credit rating. S&P Global Ratings must also publicly disclose or distribute information about the degree to which it analyses how sensitive a credit rating of a structured finance product is to changes in the assumptions underlying the applicable credit rating methodology.

3.16   When publishing a rating, S&P Global Ratings shall explain in its press releases and/or reports, if any, the key assumptions and data underlying the rating (including financial statement adjustments that deviate materially from those contained in the issuer's published financial statements), subject to any restrictions imposed by applicable, permitted confidentiality agreements and any applicable laws regarding the release of Confidential Information.

3.17   If S&P Global Ratings discontinues monitoring a credit rating for a rated entity or obligation it must either withdraw the credit rating or, save where an obligation has matured, disclose such discontinuation as soon as practicable. A publication by S&P Global Ratings of a credit rating that is no longer being monitored must indicate the date the credit rating was last updated or reviewed, the reason the credit rating is no longer monitored, and the fact that the credit rating is no longer being updated.

3.18   To promote transparency and to enable investors and other users of credit ratings to compare the performance of different credit rating agencies, S&P Global Ratings shall disclose sufficient information about the historical transition and default rates of its credit rating categories with respect to the classes of entities and obligations it rates. This information must include verifiable, quantifiable historical information, organised over a period of time, and, where possible, be standardised in such a way to assist investors and other users of credit ratings in comparing different credit rating agencies. If the nature of the rated entity or obligation or other circumstances make such historical transition or default rates inappropriate, statistically invalid, or otherwise likely to mislead investors or other users of credit ratings, S&P Global Ratings must disclose why this is the case. S&P Global Ratings shall make the ratings underlying each performance study available, upon request, in order to assist investors in drawing performance comparisons between S&P Global Ratings and other credit rating agencies. The performance studies shall be available without charge on S&P Global Ratings' website, www.standardandpoors.com.au.

B.   The Treatment of Confidential Information

Nothing herein or in our policies prohibits any employee from initiating communications directly with, or responding to an enquiry from, or providing information to, any competent state, commonwealth or federal regulatory authority or United States self-regulatory organisation acting in a regulatory capacity, including the Australian Securities and Investments Commission, the United States Securities and Exchange Commission and the Financial Industry Regulatory Authority. All provisions of our policies and this Code should be construed in a manner consistent with the preceding sentence.

3.19   S&P Global Ratings and its employees shall protect the confidentiality of Confidential Information or material non-public information communicated to them by a rated entity, obligor or originator, or the underwriter or arranger of a rated obligation, and non-public information about a Credit Rating Action (e.g. information about a Credit Rating Action before the Credit Rating Action is disseminated). Unless otherwise permitted by an agreement with the issuer, S&P Global Ratings and its employees shall refrain from disclosing Confidential Information in press releases; through research conferences; and conversations with investors, other issuers, or any other persons. Notwithstanding the foregoing, S&P Global Ratings shall not be restricted from:

   (i)   publishing any Credit Rating Action or other opinion regarding a particular issuer or issue that incorporates Confidential Information without specifically disclosing it; or
   (ii)   using third-party contractors or agents bound by appropriate confidentiality obligations to assist in any aspect of the rating process or related business activities.

a) S&P Global Ratings and its employees are prohibited from using Confidential Information or material non-public information for any purposes unrelated to S&P Global Ratings' rating activities, including disclosing such information to other employees or employees of affiliates (where permitted under S&P Global Ratings' policies and procedures) unless:

    (i) the information is shared with the employee to enable the employee to perform task on behalf of S&P Global Ratings in relation to its credit rating business; and

    (ii) where applicable, S&P Global Ratings takes reasonable steps to ensure that the person or affiliated entity has in place adequate arrangements to protect the confidential information; or

    (iii) such disclosure is required by applicable law or regulation.

b) S&P Global Ratings and its employees shall take all reasonable steps:

    (i) to protect all Confidential Information or material non-public information; and

    (ii) to protect all property and records belonging to or in possession of S&P Global Ratings, from fraud, theft, misuse or inadvertent disclosure.

c) S&P Global Ratings and its employees are prohibited from using Confidential Information in violation of the terms of any applicable agreement or mutual understanding that S&P Global Ratings will keep the information confidential, unless disclosure is required by applicable law or regulation.

d) S&P Global Ratings and its employees are prohibited from disclosing any (i) of S&P Global Ratings ratings-related non-public information, or (ii) non-public information about Rating Actions or possible future Rating Actions, except in the case of clause (ii) to the rated entity, obligor, arranger, or their designated agents, or as required by applicable law or regulation.

3.20 S&P Global Ratings and its employees must comply with CRA applicable laws and regulations governing the treatment and use of confidential and/or material non-public information.

3.21 S&P Global Ratings employees that possess confidential and/or material non-public information concerning a Security are prohibited from engaging in a transaction in the Security or using the information to advise or otherwise advantage another person in transacting in the Security. Employees shall familiarise themselves with the internal securities-trading policies maintained by S&P Global Ratings, and are required to periodically certify their compliance as required by such policies. S&P Global Ratings employees shall not use or share Confidential Information for the purpose of trading Securities, or for any other purpose except the conduct of S&P Global Ratings business.

4. Governance, Risk Management and Employee Training

4.1 S&P Global Ratings' board of directors has ultimate responsibility for ensuring that S&P Global Ratings maintains and enforces this Code in accordance with applicable requirements.

4.2 S&P Global Ratings, together with its credit rating agency affiliates, shall establish a risk management function made up of one or more senior managers or employees with the appropriate level of experience responsible for identifying, assessing, monitoring, and reporting the risks arising from its activities, including, but not limited to legal risk, reputational risk, operational risk, and strategic risk. The function must, if practicable, be independent of the internal audit function and make periodic reports to the board and senior management to assist them in assessing the adequacy of the policies, procedures, and controls that S&P Global Ratings establishes, maintains, documents, and enforces to manage risk, including the policies, procedures, and controls specified in the IOSCO Code.

4.3 S&P Global Ratings employees must undergo formal ongoing training at reasonably regular time intervals. The subject matter covered by the training must be relevant to the employee's responsibilities and must cover, as applicable, this Code of conduct, S&P Global Ratings' credit rating methodologies, the laws governing S&P Global Ratings' credit rating activities, S&P Global Ratings' policies, procedures, and controls for managing conflicts of interest and governing the holding and transacting in trading instruments, and its policies and procedures for handling Confidential Information and material non-public information. S&P Global Ratings shall adopt measures designed to verify that employees undergo required training.

5. Disclosure and Communication with Market Participants

5.1 S&P Global Ratings' disclosures, including those specified in the provisions of the IOSCO Code, must be complete, fair, accurate, timely, and understandable to investors and other users of credit ratings.

5.2 S&P Global Ratings shall disclose within its code of conduct a description of how the provisions of its code of conduct fully implement the provisions of the IOSCO Statement of Principles Regarding the Activities of Credit Rating Agencies and the IOSCO Code of Conduct Fundamentals for Credit Rating Agencies (collectively, the "IOSCO provisions"). If S&P Global Ratings' Code of Conduct – Australia deviates from an IOSCO provision, S&P Global Ratings should identify the relevant IOSCO provision, explain the reason for the deviation, and explain how the deviation nonetheless achieves the objectives contained in the IOSCO provisions. S&P Global Ratings should describe how it implements and enforces its code of conduct. S&P Global Ratings must also disclose as soon as practicable any changes to its code of conduct or changes to how it is being implemented or enforced.

5.3 S&P Global Ratings shall maintain a function charged with receiving, retaining, and handling complaints from market participants and the public and procedures for receiving, retaining, and handling complaints, including those that are provided on a confidential basis, specifying the circumstances under which a complaint must be reported to senior management and/or the board.

5.4 S&P Global Ratings shall publish in a prominent position on S&P Global Ratings' website, www.standardandpoors.com.au, web page links to:

   (i)   this Code;
   (ii) a description of the methodologies that S&P Global Ratings uses;
   (iii) information about S&P Global Ratings' historic ratings performance data; and
   (iv) other disclosures required by applicable law and regulations to the extent they may be made available to the public.

6. Definitions

For purposes of this Code, the terms set forth below shall have the following meanings:

"Analyst" shall mean, with respect to any issuer or issue, an employee who (i) has been assigned to determine and vote on ratings relating to such issuer or issue and (ii) is not involved in any commercial discussions with such issuer or relating to such issuer or issue.

"Code" shall have the meaning set forth in the Introduction.

"Confidential Information" shall mean information received by S&P Global Ratings from a rated entity, obligor, or originator, or the underwriter or arranger of an obligation or its accountants, attorneys, or other agents that has been marked "Proprietary and Confidential" or in respect of which S&P Global Ratings has received from the issuer specific written notice of its proprietary and confidential nature. Notwithstanding the foregoing, information disclosed by the issuer or its accountants, attorneys, or other agents shall not be deemed to be Confidential Information if such information

   i.   was substantially known by S&P Global Ratings at the time of such disclosure,
   ii.   was known to the public at the time of such disclosure,
   iii. becomes known to the public (other than by S&P Global Ratings' own action) subsequent to such disclosure,
   iv.   is disclosed lawfully to S&P Global Ratings by a third party subsequent to such disclosure,
   v.   is developed independently by S&P Global Ratings without reference to the Confidential Information,
   vi.   is approved in writing by the issuer for public disclosure, or
   vii. is required to be disclosed by any law, rule, or regulation, or is disclosed at the request of any governmental agency or authority.

"Credit Rating Action" shall mean an initial credit rating, change to an existing credit rating, affirmation of an existing credit rating, withdrawal or suspension of an existing credit rating, or CreditWatch action, in each case as and when such action is released. Credit Rating Action does not include a Rating Agency Confirmation (RAC).

"Immediate Family" shall mean (a) an employee's spouse, domestic partner, or equivalent or an employee's dependent child or stepchild regardless of residence; (b) an employee's relative, whether or not that person is dependent on the employee (e.g., grandchild, parent, stepparent, grandparent, sibling, mother- or father-in-law, sister- or brother-in-law, and son- or daughter-in-law, including adoptive and guardian relationships) who has shared the same household as the employee for at least one year immediately preceding the date that the household member engages in the applicable activity; and (c) any legal entity (including a trust or partnership) directly or indirectly managed or controlled by, established for the benefit of, or whose economic interests are substantially equivalent to, either an employee or a person listed above in items (a) or (b). For these purposes, the terms "dependent", "domestic partner," and "adoptive or guardian relationship" are defined by the national law where the employee works.

"IOSCO" shall have the meaning set forth in the Introduction.

"IOSCO Code" shall have the meaning set forth in the Introduction.

"Non-Ratings Business" shall mean all segments and operating groups of S&P Global Inc. as well as segments and operating groups of S&P Global subsidiaries, including S&P Global Ratings, other than S&P Global Ratings.

"Security" shall mean any stock, note, bond, debenture, limited partnership interest, limited liability company interest, investment contract, shares of funds, or other financial instrument commonly known as a security and also includes any put or call option, or any other derivative instrument, relating to a Security. For the purposes of this Code, a Security shall not include those securities that are excluded from the definition of "Security" in S&P Global Ratings' internal securities-trading policies.

"Wholesale Client" means:

  i.   An Australian financial services licensee; or
  ii. A listed entity, or a related body corporate of a listed entity; or
  iii. A business that employs at least 20 people or, in the case of a manufacturing business, at least 100 people; or
  iv. An individual with a copy of a certificate given by a qualified accountant within the last 6 months stating that the individual has net assets of at least A$2.5 million or gross income for each of the last two financial years of at least A$250 000 per year; or
  v.   An organisation regulated by the Australian Prudential Regulation Authority (that is not a superannuation fund, or an approved deposit fund, or a pooled superannuation trust, or a public sector superannuation scheme); or
  vi. A body registered under the Financial Corporations Act 1974 (Australia); or
  vii. A trustee of a superannuation fund, or an approved deposit fund, or a pooled superannuation fund, or a public sector superannuation scheme, within the meaning of the Superannuation Industry (Supervision) Act 1993 (Australia) and the fund, trust or scheme has net assets of at least A$10 million; or
  viii. An individual that controls at least A$10 million, including through an associate or under a trust that the individual manages; or
  ix. An exempt public authority; or
  x.   A body corporate or an unincorporated body corporate that carries on a business of investment in financial products, interests in land or other investments and for those purposes invests funds received (directly or indirectly) following an offer or invitation to the public (within the meaning of section 82 of the Corporations Act 2001 (Australia)) and the terms of the offer or invitation provide for the funds subscribed to be invested for those purposes.

IOSCO Code of Conduct Fundamentals for Credit Rating Agencies: Further Disclosure on Operational and Legal Separation of Businesses and Prevention and Management of Conflicts of Interest

S&P Global Ratings fully supports the essential purpose of the IOSCO Code, which is to promote investor protection by safeguarding the integrity of the rating process. S&P Global Ratings believes that this Code is consistent with the IOSCO Code and appropriately implements IOSCO's Statement of Principles Regarding the Activities of Credit Rating Agencies published in September 2003.

Operational and Legal Separation of Businesses

S&P Global Ratings separates, operationally and legally, its credit rating services and Analysts from any other business that may present a conflict of interest.

S&P Global Ratings does not believe that its Ancillary Services and Other Services present conflicts of interest with its credit rating services. Notwithstanding that such services do not necessarily present conflicts of interest with its credit rating services, S&P Global Ratings has in place procedures and mechanisms designed to minimise the likelihood that conflicts of interest will arise, or, where appropriate, to manage conflicts should they arise. The nationally recognized statistical rating organisation of which S&P Global Ratings is part discloses, in respect of credit ratings it publishes, whether it was paid for services other than determining credit ratings during the most recently ended fiscal year by the person that paid it to determine the credit rating.

S&P Global Ratings and its affiliates operate in multiple locations around the world, in each case as a direct or indirect subsidiary or as a division or a representative of a division of S&P Global Inc. S&P Global Inc. provides shared services to all of its segments, units, or divisions, including legal, information technology, human resources, and finance functions. In addition, S&P Global Ratings or its affiliates may provide shared services for publishing, modelling, data, sales, and communication and marketing functions. In many cases, support services or services shared between different legal entities are performed by personnel dedicated to the S&P Global Ratings group. S&P Global Ratings believes that the shared services that it uses or provides do not present conflicts of interest and do not affect the independence, integrity, credibility, or objectivity of its credit ratings or ratings surveillance.

S&P Global

Title	**Securities Disclosure and Trading Policy**
Effective Date	**October 4, 2017**
Update Date	**April 11, 2018**

1.0 Policy Objective

S&P Global has a worldwide reputation for integrity and objectivity. With that reputation, there is a responsibility to deliver products and services in accordance with professional standards that are not influenced inappropriately by Conflicts of Interest. Allowing Material Non-Public Information to influence investments or investments to influence an Employee's role could be damaging to the reputation of S&P Global and our Employees, by calling into question the integrity of our products and services.

- This Policy may restrict the Holding and Trading of Securities to prevent Employees from making investments that are or have the potential to be Conflicts of Interest, whether real or perceived, by virtue of the Employee's role and responsibilities, and to eliminate even the appearance of impropriety in connection with an Employee's Trading in Securities of customers or business prospects.

- This Policy further mitigates risk by monitoring Investment Account activity.

This Policy is designed to promote compliance with applicable securities laws in all the jurisdictions in which S&P Global operates regardless of the fact that you may not be obliged by the laws of certain jurisdictions to provide information and take other steps as required by this Policy. In addition to the requirements of this Policy, separate Divisional Addenda apply to Covered Employees in each Division.

2.0 Who is Covered by This Policy?

This Policy applies to Employees who influence S&P Global products and services and/or who have access or potential access to Material Non-Public Information, in fact or appearance, by virtue of their role and responsibilities ("Covered Employees"). It also applies to the Immediate Family Members of Covered Employees. Each Division's management will define the conditions under which Workers Engaged Through Vendors may be subject to securities disclosure obligations. Covered Employees and Workers Engaged Through Vendors who are covered by the Policy will be notified by Securities Disclosure Compliance.

3.0 If You Violate This Policy

S&P Global is strongly committed to compliance with the laws and regulations in the jurisdictions in which it operates and to the internal policies that relate to them. In addition, Employees are expected to maintain the highest standards of ethical conduct. Breaches of these expectations can have serious consequences for S&P Global and its Employees. Failure by a Covered Employee to comply with this Policy, or any applicable law or regulation, may result in disciplinary action, up to and including termination of employment and/or could result in civil or criminal penalties imposed by a government agency or a court of law.

4.0 Policy Requirements

4.1 Initial Certifications

Each Covered Employee, within ten (10) calendar days of notification from Securities Disclosure Compliance, must complete the initial Certifications in the Global Employee Compliance Services system, (GECS), certifying that he or she has received, read, and understands this Policy and any applicable Divisional Addenda; recognizes that he or she must comply with this Policy and any applicable Divisional Addenda; will comply with all the requirements of this Policy and any applicable Divisional Addenda; and any other required Certifications.

4.2 Reporting of All Investment Accounts

Each Covered Employee, within ten (10) calendar days of receiving notification from Securities Disclosure Compliance must Report in GECS all Investment Accounts that the Covered Employee or an Immediate Family Member controls or has a Beneficial Interest in.

The Policy requires the initial and ongoing Reporting of all Investment Accounts.   Exempt from this requirement are some 401k Investment Accounts and Defined Contribution Pension Plans in the U.K., and other foreign equivalents. Please note that Holding and Trading restrictions must be adhered to in all 401k Investment Accounts and Defined Contribution Pension Plans. Third-Party Discretionary Accounts and Blind Trust Accounts are permissible and must be reported to Securities Disclosure Compliance.

This Policy requires all Reporting to be done in GECS, the system of record.

4.3 Reporting of All Holdings

Covered Employees, within ten (10) calendar days of receiving notification from Securities Disclosure Compliance, must Report in GECS all Holdings for themselves and their Immediate Family Members.

The Policy requires the initial and ongoing Reporting of all Holdings in all Investment Accounts. Holdings that are not identified by a ticker, a CUSIP or an ISIN are considered Private Investments and are Reportable using a Private Investment Disclosure Form.

Covered Employees are required to notify Securities Disclosure Compliance within ten (10) calendar days of any change in Holdings that is not a consequence of a Transaction (e.g., receipt of Securities as a gift or inheritance, through marriage, or as part of compensation such as stock options or restricted stock).

This Policy requires all Reporting of Holdings to be done in GECS, the system of record.

4.4 Electronic Brokers (U.S.) Employees
In order to help U.S. based Covered Employees fulfill the initial and ongoing Reporting requirements of the Policy and any Divisional Addenda, S&P Global has identified certain broker-dealers ("Electronic Brokers") that feed Investment Account activity directly to GECS. U.S. based Covered Employees and their Immediate Family Members are required to use these Electronic Brokers.

Within thirty (30) calendar days of receiving notification from Securities Disclosure Compliance, Covered Employees and their Immediate Family Members must transfer their Investment Accounts to an Electronic Broker and designate the Investment Account as an S&P Global Investment Account.

4.5 Trade Confirmation (Non-U.S. Employees or holders of accounts not covered under 4.4)
Some types of Investment Accounts may be exempt from the requirement to use an Electronic Broker, including the S&P Global Employee Stock Ownership Program; non-brokerage mutual fund accounts at mutual fund companies, holding only Mutual Funds; DRIPs; and Blind Trusts. Furthermore, while Electronic Brokers are available outside of the U.S., C wgovered Employees outside the United States are not subject to the requirements set forth in section 4.4 above. If a Covered Employee is not using an Electronic Broker, within ten (10) calendar days following execution of a Transaction the Covered Employee must manually enter broker confirmations for all Transactions and Report all changes within Investment Accounts or Holdings and those of Immediate Family Members. The Covered Employee must also upload Investment Account statements onto the GECS site on a monthly, quarterly, bi-annual or annual basis, depending on the account type. Transactions resulting from a Covered Employee's payroll contributions to the S&P Global Employee Stock Purchase Plan do not require Reporting.

S&P Global reserves the right to monitor Covered Employee and Covered Employee-related Accounts for up to thirty (30) calendar days after termination of employment.

5.0 Ongoing Requirements
Within thirty (30) calendar days of the end of the second and fourth calendar quarters, Covered Employees must complete the bi-annual Certifications in GECS with respect to all Investment Accounts and Holdings as of the end of those periods, and all Transactions during those periods, for themselves and their Immediate Family Members.

Covered Employees must also acknowledge that they have received, read, and understand the Securities Disclosure Policy and any applicable Divisional Addenda; recognize that they must comply with this Policy and any applicable Divisional Addenda; and have complied with all the requirements of this Policy and any applicable Addenda at all times throughout those periods.

5.1 Pre-Clearance or Pre-Approval

The Policy requires that prior to Covered Employees or Immediate Family Members placing a Trade in an Equity, Fixed income Security, or Private Investment, Covered Employees must Pre-Clear the Trade through GECS. Pre-Clearance is designed to prevent trading in Securities that could give even the appearance of impropriety when the Covered Employee may influence S&P Global products and services or have access to Material Non-Public Information related to such Securities.

Before Pre-Clearance for a Trade is granted, the request will be reviewed by the Trade Approver, generally the first level manager of the Covered Employee and then Securities Disclosure Compliance. Pre-Clearance for a Transaction is valid from receipt of approval for the remainder of that same trading day plus three additional trading days. Approved trades not executed within this timeframe require a new Pre-Clearance request and approval.

Prior to a Covered Employee or Immediate Family Member executing a Trade in a transaction where a ticker, ISIN or CUSIP number is not available, the Covered Employee must obtain Pre-Approval using a Private Investment Disclosure Form.

5.2 Restrictions Applicable to S&P Global Securities

Pre-Clearance Required. With the exception of Transactions resulting from a Covered Employee's payroll contributions to the S&P Global Employee Stock Purchase Plan ("ESPP"), any Transactions in S&P Global Securities, including the sale of restricted stock or the exercise and/or sale of options, require Pre-Clearance (See Appendix C for more details).

No Speculative Trading in Company Securities; No Hedging of S&P Global Securities. Speculative trading in S&P Global Securities is prohibited, including short sales and derivative transactions such as puts, calls, swaps and collar arrangements. The prohibition on short sales means that a Covered Employee may not sell S&P Global Securities if the Covered Employee (i) he or she does not then own the securities; or (ii) he or she fails without good reason to deliver the certificates for the Securities within 20 days after the sale or to mail them for clearing within five days after the sale.

The prohibition on speculative Trading also means that hedging transactions involving S&P Global Securities are prohibited. "Hedging" refers to any strategy to offset or reduce the risk of price fluctuations in S&P Global Securities or to protect, in whole or in part, against declines in the value of S&P Global Securities.

No Margin Accounts for S&P Global Securities. Because securities held in a margin account may be sold at a time when a Covered Employee is in possession of Material, Non-Public Information about the Company, no S&P Global Securities may be held in a margin account, program trading account or any other account that could cause S&P Global Securities to be subject to a margin call, or otherwise be available as collateral for a margin loan.

No Pledging of S&P Global Securities. No S&P Global Securities may be pledged or otherwise used as security for a loan.

No Blind Trusts for S&P Global Securities. Because trading in S&P Global Securities held by a Blind Trust could take place without preclearance and/or during a Closed Window, Covered Employees may not hold S&P Global Securities in a Blind Trust. This prohibition does not apply to securities of other companies that may be eligible to be held in a blind trust for purposes of compliance with a Divisional Addendum to this Policy.

6.0 Securities Disclosure Profile – Guidance on Trading Restrictions
Covered Employees are assigned a Securities Disclosure Profile based on the following criteria:

(1) Their influence on S&P Global products and services, in fact or appearance, by virtue of their role and responsibilities, and/or

(2) Their access or potential access to Material Non-Public Information, in fact or appearance, by virtue of their role and responsibilities.

The Securities Disclosure Profile Level classifies Covered Employees by their influence on S&P Global products and services and/or their degree of access to Material Non-Public Information to determine applicable Restrictions.   Covered Employees may review their specific Level and Security Restrictions by logging into GECS.   Covered Employees will find their Security Restrictions within the Active Group Assignment(s) Box, located on their individual dashboard.

Level	Guidance on Security Restrictions
Level 1	Employees in a senior leadership position who influence the products and services of S&P Global, and/or who have access or potential access to Material Non-Public Information.
Restrictions (L1)	May hold non-Restricted Securities, and sell with Pre-Clearance, may not acquire, hold, control, trade, sell or otherwise possess a Beneficial Interest (including short sales) in any Restricted Securities.

Level 2	Employees who influence the products and services of S&P Global and/or who have access or potential access to Material Non-Public Information.
Restrictions (L2)	May hold non-Restricted Securities, and sell with Pre-Clearance, may not acquire, hold, control, trade, sell or otherwise possess a Beneficial Interest (including short sales) in any Restricted Securities.
Level 3	Employees who do not influence the products and services of S&P Global but have access or potential access to Material Non-Public Information.
Restrictions (L3)	May hold any Securities and sell with Pre-Clearance, may not acquire any Restricted Securities.
Level 4	Employees who do not influence the products and services of S&P Global and do not have access to Material Non-Public Information.
Restrictions (L4)	No specific Security Restrictions, may hold and sell with Pre-Clearance.

7.0 Restrictions

Security Restrictions are defined by each Division to avoid potential Conflicts of Interest related to the characteristics of each Division's products and services. If a Covered Employee, as a result of Security Restrictions, holds a Restricted Security, the Covered Employee will receive a notice to divest the Restricted Security.

7.1 Restricted Security Lists

Division specific Restricted Security Lists include companies, issuers or other entities whose businesses lie principally in Sectors in which we rate, assess prices or do business. Restricted Security Lists may change frequently.

Management reserves the right to implement additional Restrictions on all or specific Employees, beyond what are mentioned in this Policy, as required by Division needs.

7.2 Divestment

If a Covered Employee or an Immediate Family Member holds any Securities that they are Restricted from holding, the Covered Employee or an Immediate Family Member must take action to divest those Securities within fifteen (15) calendar days of being notified by Securities Disclosure Compliance. Please note that before divesting a Security, the Covered Employee must submit a Pre-Clearance request and receive approval for the Trade.

If there are any changes to the Restricted Security Lists that affect a Covered Employee's Holdings or those of an Immediate Family Member, the Covered Employee will be notified and must take action to divest the Restricted Security within fifteen (15) calendar days of notification.

If a Covered Employee or an Immediate Family Member receives a Restricted Security as a gift, an inheritance, or through any other involuntary action, the Covered Employee must inform Securities Disclosure Compliance and take action to divest the Restricted Security within fifteen (15) calendar days of receipt.

Please note that before completing any of the actions above, the Covered Employee must submit a Pre-Clearance request and receive approval.

7.3 Knowledge of Conflicts of Interest

Covered Employees are expected to act consistently with the policies and regulations to which they are subject. As such, even if a Security is not Restricted from the Covered Employee, the Covered Employee and his/her Immediate Family Members must not Trade or Hold that Security if:

(a) he/she knows or has reason to believe that the Security should be a Restricted Security; or

(b) he/she knows or has reason to believe that there is an actual Conflict of Interest with Trading or Holding the Security.

7.4 Blackout Periods

Management reserves the right to prohibit Trading in a particular Security for a designated period of time for all or a subset of Covered Employees and their Immediate Family Members; this includes Securities not on the Restricted Security Lists.

7.5 1% or More of Public Companies

All Covered Employees and their Immediate Family Members are prohibited from holding Securities that constitute 1% or more of the outstanding shares of any public company without specific written approval from Securities Disclosure Compliance.

7.6 Short-Term Trading Limitation: Minimum 30 Day Holding Rule

Having made an investment in a Security or a derivative of a publicly traded company or fund, a Covered Employee or his or her Immediate Family Member may not take a profit from the investment within thirty (30) calendar days of the original Trade. Covered Employees may sell a Security at any time if the sale price is lower than the original purchase price (i.e., at a loss on the original investment, either through a direct trade, stop loss, or Good To Cancel order). Covered Employees may not buy back into the position within (30) calendar days of the sale if the position sold was not held for at least (30) calendar days.

In the event of violation of the Minimum Holding Period, Compliance may request that all profits realized as part of the trade be transferred over to a charity.

For purposes of this rule, sales shall be computed on a Last In, First Out ("LIFO") basis. Exceptions to this rule are shares acquired under employee compensation plans and employee stock ownership plans as well as trades in Third-Party Discretionary Accounts.

8.0 Our Commitment to Your Privacy
As part of this Policy, Covered Employees are required to Report certain private information about investments and those of Immediate Family Members. The information will be collected and used only to monitor compliance with this Policy. Compliance staff who have authorized access to the information will undertake efforts to hold this information in confidence, but it may be made available to the U.S. Securities and Exchange Commission ("SEC") or other national regulators, to approved third parties as appropriate to validate compliance with the Policy, to third parties in connection with an investigation of a breach of this Policy, or to third parties, to resolve disputes in which such information may be relevant.

The information collected in connection with this Policy is maintained within the system of record, Global Employees Compliance Services (GECS). Covered Employees based outside the U.S. should note that the U.S. does not have data privacy laws as stringent as those in, for example, the European Union, but S&P Global has taken the necessary measures to ensure that the information transferred to the U.S. is adequately protected, including by entering into the necessary data transfer agreements. The information is stored consistent with the [Records Management Policy](#)

Non-U.S. Covered Employees and their Immediate Family Members may have rights, under local data protection law, to be provided with information about use by S&P Global of information about them, including copies of the information, to require any inaccurate information about them to be corrected or deleted and, in some circumstances, to object to the processing of their information. Covered Employees and Immediate Family Members wishing to exercise these rights should contact Securities Disclosure Compliance.

In certain non-U.S. jurisdictions, Covered Employees may be required to confirm that they agree to the collection and use of personal information as described in this Policy and/or that Covered Employees will obtain the equivalent agreement of Immediate Family Members before providing their information to S&P Global. This should not be taken as indication that Covered Employee or Immediate Family Member agreement is necessary as a matter of law in any particular jurisdiction.

9.0 Exceptions
Securities Disclosure Compliance in coordination with the Divisions, may, in limited circumstances, grant an exception to this Policy's requirements in writing on a case-by-case basis and as permitted under applicable laws, rules and regulations. If you believe you qualify for an exception, please contact Securities Disclosure Compliance in writing for instruction on how to proceed.

10.0 Contact Names for Further Information

Employees that have inquiries or that may require further information regarding this policy may contact their respective Divisional compliance colleague or Shirley O'Reilly, Head of Global Employee Compliance Services or SecuritiesDisComp@spglobal.com.

10.1 Related Reference Documents

Additional guidance is available in the following related documents:

[Code of Business Ethics](#)
[Records Management Policy](#)
[Outside Business Activity/Professional Conduct](#)
[Gifts and Entertainment Policy](#)

Appendix A: Definitions

For the purposes of this Policy, the term and all variations of the term below shall have the following meanings, unless such terms are defined in Divisional Addenda

Term	Definition
"Active Group Assignment Box"	shall mean the box located on the dashboard of <u>GECS</u> containing the Restricted Security List(s) for an Employee.
"Addendum"	shall mean a Division specific addition to this Policy, containing requirements and Restrictions related to a specific Division of S&P Global.
"Beneficial Interest"	shall mean direct or indirect ownership interest in, or the opportunity, directly or indirectly, to profit or share in any profit derived from a Security or a transaction in a Security. It is also the ability to control the purchase, sale, legal transfer, or voting rights of a Security. An Employee is deemed to have a Beneficial Interest in Securities Held by any Immediate Family member. Similarly, an Employee is deemed to have a Beneficial Interest in the Securities portfolio Held by a corporation or partnership controlled by that Employee or a trust or estate for which the Employee or his or her Immediate Family member serves as trustee or executor.
"Blind Trust"	shall mean a trust in which the trustees have full discretion over the Securities, and the trust beneficiaries have no knowledge of the holdings of the trust or the ability to direct or influence changes to those holdings. Blind Trusts are required to be Reported in GECS, and the documentation establishing the trust must be presented for approval. Once a Blind Trust is considered effective, it is exempt from ongoing Reporting and Trading requirements.
"Certification"	shall mean an electronic document attesting the truth of a fact or statement. For purposes of this Policy, Employees shall complete Certifications for Investment Accounts, Holdings, Transactions, The Policy and any applicable Divisional Addenda.
"Conflict of Interest"	shall mean a situation in which an Employee's private interests conflict with his or her professional interests. Employees of S&P Global have professional responsibilities that may conflict or appear to conflict with personal investment goals. Such a Conflict of Interest may make it difficult for Employees to do their job impartially.

Term	Definition
"Covered Employee"	shall mean an Employee who is covered by this Policy based on their ability to influence S&P Global products and services and/or their access or potential access to Material Non-Public Information, in fact or appearance, by virtue of their role and responsibilities.
"Division"	shall mean a business of S&P Global that operates under a different name, providing the independent benchmarks, credit ratings, portfolio and enterprise risk solutions and analytics that make up S&P Global, including S&P Global Ratings, S&P Global Market Intelligence, S&P Dow Jones Indices and S&P Global Platts.
"DRIP"	shall mean dividend reinvestment plan, by which the dividends that an investor receives from a company go toward the purchase of more stock, making the investment in the company grow little by little.
"Electronic Broker"	shall mean a broker-dealer who participates in automated electronic Reporting of Securities Trading to S&P Global. A list of Electronic Brokers is available on the dashboard of the GECS site.
"Employee"	shall mean individuals whom the Company classifies as employees and pays through payroll with withholdings, irrespective of whether they are full-time, part-time, regular, temporary or project-based.
"Equity"	shall mean a stock or any other Security representing an ownership interest. This may be in a private company (not publicly traded), in which case it is called private equity
"Fixed Income Security"	shall mean any type of investment under which the borrower/issuer is obliged to make payments of a fixed amount on a fixed schedule.
"Global Employee Compliance Services" (GECS)	also called "GECS" shall mean the system of record used for but not limited to Reporting and certifying to Investment Accounts and Holdings, Preclearing and Reporting Securities activities. Employees may access Global Employee Compliance Services through the HR Portal.
"Holding"	shall mean owning a Beneficial Interest in a Security or having a short position in a Security.

Term	Definition
"Immediate Family Member"	shall mean an Employee's (a) spouse, domestic partner, equivalent (b) an Employees dependent child or stepchild, regardless of residence, and(c) an Employee's relative (including in-law, step and adoptive relationships) that resides in the same residence.
"Initial Public Offering"	shall mean a first and one-time only sale of publicly tradable stock shares in a company that has been previously been owned privately.
"Investment Account"	shall mean an Investment Account in which an Employee or an Employee's Immediate Family member Holds Securities, has a Beneficial Interest, or has discretion or control over the account. Types of Accounts include direct control accounts, managed accounts, Third-Party Discretionary Accounts, and Blind Trusts, including brokerage accounts that benefit from tax advantages in their respective country (e.g., IRAs and Keoghs in the U.S. and Self-Managed Superannuation Plans in Australia).
"Level"	shall mean the component of an Employee's Securities Disclosure Profile that determines the Restrictions on the Securities that an Employee and his or her Immediate Family Members are subject to. An Employee's Level is determined by his or her influence of the products and services of S&P Global, in fact or appearance, by virtue of their role and responsibilities, and/or access or potential access to Material Non-Public Information in fact or appearance, by virtue of their role and responsibilities.
"Material Non-Public Information"	Shall mean all non-public information that a reasonable investor would likely consider important in making an investment decision or non-public information that is reasonably likely to affect the market price of a Security when it is publicly disclosed. Information is non-public if it has not been disseminated to the public in a manner reasonably designed to provide broad distribution, such as a required or voluntary filing with a government agency or regulatory body, a publication of general circulation, or a press release issued by an issuer or client. Material Non-Public Information can be positive or negative and may involve events with contingencies.

Term	Definition
"Policy"	shall mean the Securities Disclosure Policy of S&P Global.
"Pre-Approval"	shall mean the act of notifying Securities Disclosure Compliance about and gaining permission for a certain Securities transaction. Pre-Approval is done through use of an electronic form and includes but is not limited to transactions in Initial Public Offerings, (IPOs), Private Investments, and Commodities, Future Contracts or other types of alternate instruments.
"Pre-Clear"	shall mean the process for obtaining Pre-Clearance.
"Pre-Clearance"	shall mean the Pre-approval to purchase or sell a Security, or the process of requesting such approval. Pre-Clearance is done using the system of record (GECS).
"Private Investment"	shall mean a holding or potential investment not identified by a ticker, a CUSIP or an ISIN.
"Private Investment Disclosure Form"	shall mean an electronic form utilized for Pre-Approval in a transaction where a ticker, ISIN or CUSIP number is not available, including but not limited to transactions in Initial Public Offerings, Private Investments, Commodities, Future Contracts or other types of alternate instruments.
"Private Placement"	shall mean an unregistered offering of Securities to a small number of investors rather than to the general public.
"Reporting" (Report)	shall mean entering information required by the Securities Disclosure Policy into the Global Employee Compliance Services site, (GECS) located on the HR Portal.
"Restricted Security List"	shall mean a listing of Securities that are restricted for Holding and/or Trading by an Employee and his or her Immediate Family Members.
"Restricted Security"	shall mean a Security which an Employee and his or her Immediate Family, as determined by the Employee's assigned Level, is Restricted from Trading or Holding.
"Restrictions"	shall mean Securities classified by industry, geography or regulation, which an Employee and his or her Immediate Family Members may not acquire, hold,

Term	Definition
	control, trade, sell or otherwise possess a Beneficial Interest (including short sales).
"Sector"	shall mean a grouping by industry, government, or currency.
"Sector Fund"	shall mean a Mutual Fund, Exchange Traded Fund (ETF), or Unit Trust which, by name, provides diversification of Holdings within a specific industry or government Sector (e.g., Fidelity Select Health Care Portfolio), or currency (e.g., Euro ETF).
"Security"	shall mean any stock, note, bond, debenture, limited partnership interest, limited liability company interest, an investment contract, a vehicle which purchases and pools investments in other securities (such as a Mutual Fund, an exchange traded fund (ETF), hedge fund, or venture capital fund), or other financial instrument commonly known as a security, including securities issued globally, and American Depository Receipts (ADRs). It also includes any put or call options, futures contracts, or any other derivative instruments related to securities.
"Securities Disclosure Compliance"	shall mean the department within S&P Global responsible for conducting monitoring and surveillance and enforcing Employee compliance with Securities Disclosure requirements.
"Securities Disclosure Profile"	shall mean an assignment established to help an Employee identify the Securities that he or she is Restricted from Holding and Trading. A Securities Disclosure Profile consists of the Employee's Level and Restrictions.
"S&P Global Securities"	shall mean common stock, preferred stock, debt, warrants, options and other securities (collectively, "securities") of S&P Global.
"Third-Party Discretionary Account"	shall mean an Investment Account where the Trading in the Account is under the control of an independent third-party who is a licensed broker, investment advisor or equivalent and where the beneficiary of the Account does not have input into the specific investment decisions in the Account. Third Party

Term	Definition
	Discretionary Accounts must be Reported and the third-party with discretionary authority must provide a letter stating that they will not accept investment direction from the Employee or designee and not to Trade in Securities in the Sector(s) and/or Industry in which the Employee is restricted. Third-Party Discretionary Accounts are required to be with an Electronic Broker, if section 4.4 is applicable to the Employee.
"Trading"	shall mean purchasing, selling, or selling short, or engaging in a transaction (e.g., a gift or an exchange) in a Security; writing or exercising an option to purchase or sell a Security; buying to cover a short position; purchasing a contract for difference related to the price of a Security, or spread betting. It also can mean investment decisions such as the reallocation of assets in a 401(k) plan, the loss of shares through a margin call, and the tendering of shares in a cash or exchange offer. For purposes of this Policy, Trading excludes shares acquired via gift or inheritance.
"Trade Approver"	shall mean a manager of an Employee, responsible for providing first level approval to a Pre-Clearance request.
"Transaction"	shall mean the movement of a Security into, out of, or from one account to another.
"Workers Engaged Through Vendors"	shall mean vendors, external third parties with which the Company has entered into a contractual relationship to provide goods and/or services. There are three categories of workers engaged as or through vendors. 1. Agency Workers: An agency is a type of vendor that sources labour for its clients. Individuals who work for the Company through an agency often do the same kind of work as employees, in some cases for a period of time that is known to be temporary. Agency workers are paid on the agency's payroll with withholdings from their agency. 2. Independent Contractors: An independent contractor is a type of vendor where the individual providing services to the Company does so directly or through a sole proprietorship, and is paid by the Company through

Term	Definition
	accounts payable without withholdings.
	3. <u>Other Vendors Resources</u>: Individuals working for the Company through a vendor who are not Agency Workers or Independent Contractors, such as employees of professional service providers.

Appendix B:

This list of Investment Account types may not be exhaustive, when in doubt, please contact Compliance.

Investment Type	**Pre-Clearance** Pre-Approval Requirement	Reporting	**Pre-Clearance** through Global Employee Compliance Services Site (GECS)	**Pre-Approval** through Private Investment Form
Equity	✓	✓	✓	
Fixed Income Security	✓	✓	✓	
Bonds	✓	✓	✓	
Options	✓	✓	✓	
Mutual Fund		✓		
Sector Mutual Fund		✓		
Exchange Traded Fund		✓		
Sector Exchange Traded Fund		✓		
IPO	✓	✓		✓
Private Placement	✓	✓		✓
Commodities or Futures Contracts	✓	✓		✓
Other Types of Alternate Investments	✓	✓		✓
Auto Investment Accounts		✓	✓ Initial Transaction	
Third Party Discretionary Account Transactions		✓		
Blind Trust Account		✓		
Blind Trust Transactions/Holdings				
Non Transactional changes to holdings		✓		



S&P Global Ratings
Addendum to Securities Disclosure and Trading Policy

Issued by:
Securities Disclosure Compliance

Applies to:
S&P Global Ratings and certain other personnel who support the businesses named above.

Effective date:
January 2, 2018

Last amended date:
January 02, 2018

S&P Global Ratings and certain other personnel who support S&P Global Ratings are required to comply with this Addendum to the S&P Global Securities Disclosure and Trading Policy. Failure to comply may result in disciplinary action up to and including termination of employment.

Addendum for S&P Global Ratings

This S&P Global Ratings Addendum (**Ratings Addendum**) to the S&P Global Securities Disclosure and Trading Policy (**Securities Disclosure Policy**) establishes the Securities disclosure and trading requirements applicable to S&P Global Ratings Employees and certain other personnel who support S&P Global Ratings, as further identified below. In the event of any conflict between this Ratings Addendum and the Securities Disclosure Policy, this Ratings Addendum shall govern.

All capitalized terms not otherwise defined within this document or in Section 11 shall be defined in Glossary to the S&P Global Ratings Policy Manual and otherwise in the Securities Disclosure Policy. The following definitions in this Ratings Addendum are based on the definition in the Glossary of the S&P Global Ratings Policy Manual: (1) Employee and (2) Immediate Family.

1.0. Applicability of the Ratings Addendum and Securities Disclosure Policy

All Employees, and Immediate Family when explicitly identified, are subject to the Securities Disclosure Policy and this Ratings Addendum.

1.1. Workers Engaged Through Vendors
Agency Workers may be subject to all or a part of the Securities Disclosure Policy and this Ratings Addendum as determined by the S&P Global Ratings Compliance Department.

Independent Contractors and Other Vendor Resources maybe subject to all or a part of the Securities Disclosure Policy and the Ratings Addendum as identified in any contractual agreement to provide products or services to S&P Global Ratings.

2.0. Certification Requirements
No additional S&P Global Ratings requirement currently apply.

3.0. Investment Accounts and Reporting Requirements
No additional S&P Global Ratings requirements currently apply.

4.0. Restriction on Holding and Trading and Securities Disclosure Profiles

4.1. Restrictions on All Employees

4.1.1. Trading While in Possession of Confidential Information
Notwithstanding any other prohibitions and restrictions established in the Securities Disclosure Policy or this Ratings Addendum, Employees and their Immediate Family may not engage in Trading of Securities of an Issuer, Structured Finance Instrument, or S&P Global Ratings credit-rated Money Market and Bond Funds while in possession of Confidential Information.

4.1.2. Competing Credit Rating Agencies
All Employees and their Immediate Family are prohibited from Holding or Trading any Securities issued by credit rating agencies whose business competes with S&P Global Ratings. A document entitled Competing Credit Agencies is located on the GECS site under Documents and lists the Restricted Securities under this section.

4.1.3. Trading in S&P Global Inc. Securities (SPGI)

All Employees are prohibited from Holding SPGI Securities in a Blind Trust because Trading could occur during a Blackout Period or without Pre-Clearance. This prohibition does not apply to Securities of other companies that may be eligible to be held in a Blind Trust for purposes of compliance with the Securities Disclosure Policy and this Ratings Addendum.

4.1.4. Local Regulatory Requirements
All Employees and their Immediate Family are prohibited from engaging in any activity that would violate insider trading or dealing, market abuse, or other similar regulatory requirements in applicable jurisdictions.

4.2. Securities Disclosure Profiles and Related Restrictions
The following sections provide descriptions of Securities Disclosure Profile Levels and related restrictions specific to S&P Global Ratings. An Employee's Immediate Family is considered to be the same Level as such Employee.

4.2.1. Level 1 for S&P Global Ratings

4.2.1.1. General Influence and Access to Confidential Information
Level 1 includes Employees in senior leadership positions, who have the potential to influence Rating Actions or Credit Rating Activities across all Practice Areas, and who have access or potential access to Confidential Information across all Practice Areas.

4.2.1.2. Restrictions for Level 1
Employees and their Immediate Family members are restricted from Holding or Trading any individual Securities, Sector Specific Fund, Sector Specific ETF, Structured Finance Instruments, or S&P Global Ratings credit-rated Money Market and Bond Funds. Securities Held or Traded in an Account owned by a Blind Trust are exempt from these restrictions. Trading in Securities issued by S&P Global Inc. is permitted subject to Section 4.1.3 of this Ratings Addendum and Section 5.2 of the Securities Disclosure Policy.

4.2.2. Level 2 for S&P Global Ratings

4.2.2.1. Level 2 – Specific Influence and Access to Confidential Information
Level 2 includes Employees who participate, directly or indirectly, in Ratings
Actions or Credit Rating Activities in one or more Practice Areas, and who have access or potential access to Confidential Information in one or more Practice Areas.

4.2.2.2. Restrictions for Level 2
Employees and their Immediate Family are restricted from Holding or buying any individual Securities, Sector Specific Fund, Sector Specific ETF, Structured Finance Instruments, or S&P Global Ratings credit-rated Money Market and Bond Funds within their Practice Area(s). Securities Held or Traded in an Account owned by a Blind Trust are exempt from these restrictions. Trading in Securities issued by S&P Global Inc. is permitted subject to Section 4.1.3 of this Ratings Addendum and Section 5.2 of the Securities Disclosure Policy.

4.2.3. Level 3 for S&P Global Ratings

4.2.3.1. Level 3 - No Influence but Access to Confidential Information
Level 3 includes Employees who do not participate in Rating Actions or Credit Rating

Activities, but have access or potential access to Confidential Information in one or more Practice Areas due to the nature of their responsibilities.

4.2.3.2. Restrictions for Level 3

Employees and their Immediate Family may Hold, but are restricted from buying any individual Securities, Structured Finance Instruments, or S&P Global Ratings credit-rated Money Market and Bond Funds within the Practice Areas(s) for which they are restricted, based on their roles and responsibilities. Securities Held or Traded in an Account owned by a Blind Trust or in a Third-Party Discretionary Account are exempt from these restrictions. Trading in Securities issued by S&P Global Inc. is permitted subject to Section 4.1.3 of this Ratings Addendum and Section 5.2 of the Securities Disclosure Policy.

4.2.4. Level 4 for S&P Global Ratings

4.2.4.1. Level 4 – No Influence nor Access to Confidential Information

Level 4 includes Employees who do not participate in Ratings Actions or Credit Rating Activities and do not have access to Confidential Information.

4.2.4.2. Restrictions for Level 4

Employees and their Immediate Family have no additional restrictions.

5.0. Pre-Clearance Requirements

No additional S&P Global Ratings requirements currently apply.

6.0. Definitions

The terms below are in addition to those defined in the Securities Disclosure Policy and the Glossary to the S&P Global Ratings Policy Manual. For the purposes of this Addendum to the Policy, the terms below shall have the following meanings:

"Structured Finance Instrument" shall mean a financial instrument involving the pooling of assets and the subsequent sale to investors of tranche claims on the cash flows backed by the asset pools.

S&P Global

Title	**Outside Activities/Professional Conduct Guidelines**
Effective Date	**June 1, 2016**

Policy Statement

S&P Global is a global provider of credit ratings, investment advice, including generation of model portfolios, research reports and pricing of fixed income products as well as market data and the provision of indices and index related services. To protect against actual or potential conflicts of interest and to reinforce the independence of S&P Global, employees may not engage in any outside employment or other activity that would create an actual or apparent conflict of interest with their concurrent employment with S&P Global.

S&P Global encourages each employee to be an active participant in his/her community's civic, charitable, and political life. As such, employees of S&P Global are free to participate in civic, charitable, and political activities outside of their employment so long as those activities do not present actual or potential conflicts of interest—or the appearance of conflicts with— S&P Global. Similarly, S&P Global does not wish to inhibit its employees' participation in personal, social, or other activities with others outside of S&P Global provided that such activities or relationships do not create a real or perceived conflict of interest with—or would reflect negatively on—S&P Global.

As representatives of S&P Global, employees need to conduct themselves in relations with individuals or entities outside of S&P Global in a manner consistent with S&P Global codes, policies, and procedures. And, for those employees involved in Analytical Activities, they must be particularly sensitive to, and vigilant to protect against, possible conflicts between their employment at S&P Global and any Outside Activities in which they engage. Finally, while at work, employees of S&P Global are expected to devote their full energies and attention to the business and affairs of S&P Global. Therefore, an employee's Outside Activities must be conducted on personal time and must never consume so much time and energy so as to impair the employee's ability to perform his or her job effectively.

Definitions:

- **"Analytical Activities"** means (a) participating in the substantive assessment to determine or approve a rating or opinion, recommendation, estimate, or target price, or (b) developing or approving the analytical procedures or methodologies used to determine a rating or opinion, recommendation, estimate, or target price.

- **"Outside Activities"** means participation in certain types of groups or organizations outside of S&P Global. This includes:

I. Outside employment.
II. Service on the boards of directors—or similar supervisory or administrative boards—of Public Companies and other organizations.
III. Ownership or active participation in a business.
IV. Significant Civic, Charitable, or Political Activity or Involvement.
V. Any other activity that may jeopardize or appear to jeopardize S&P Global analytical impartiality or create an actual or potential conflict of interest—or an appearance of a conflict—with S&P Global.

Outside Activities do not generally include participation on any recreational sports team or recreational performing arts or musical group, nor such advisory groups as Parent – Teacher organizations.

However, to the extent a sports team or group may individually, or as part of a larger group, be rated, analyzed, or, be a company with which we do business or engage in transactions, or may be a customer of an S&P Global division, such participation may be deemed a covered Outside Activity.

Outside Activities do not include participation in organizations or groups at the request of S&P Global. If you have any questions, please contact the Compliance Department.

S&P Global
Ratings

Policy: Avoiding Selective Disclosure
Date: 23 May 2016

Policy Statement

S&P Global Ratings must not selectively disclose Material Non-Public Information when communicating with market participants except as permitted to be disclosed to Issuers under S&P Global Ratings' policies. These restrictions are in addition to the requirements of S&P Global Ratings' policies concerning Confidential Information.

This policy is designed to facilitate compliance with applicable legal and regulatory requirements. Material Non-Public Information includes, among other things, Rating Decisions.

Nothing herein or in our policies prohibits or restricts an Employee from initiating communications directly with, or responding to an inquiry from, or providing information to, any self-regulatory organization or any other state or federal regulatory authority acting in a regulatory capacity, including the Securities and Exchange Commission and the Financial Industry Regulatory Authority (FINRA). All provisions of this Policy and our other Policies should be construed in a manner consistent with the preceding sentence.

S&P Global
Ratings

Policy: Managing Confidential Information
Date: 23 May 2016

Policy Statement

S&P Global Ratings possesses different types of Confidential Information. In addition to Confidential Information received from external sources, Employees may possess Confidential Information from internal sources, such as the content or timing of a pending Rating Action, or Rating Committee deliberations. S&P Global Ratings requires that its Employees protect Confidential Information by imposing restrictions on the disclosure and use of Confidential Information.

S&P Global Ratings and its Employees must protect Confidential Information from being disclosed in publications, at conferences or outside events, or in conversations with investors, other issuers, other persons, or otherwise.

Nothing herein prohibits or restricts an Employee from initiating communications directly with, or responding to an inquiry from, or providing information to, any self-regulatory organization or any other state or federal regulatory authority acting in a regulatory capacity, including the Securities and Exchange Commission and the Financial Industry Regulatory Authority (FINRA). All provisions of this Policy and our other Policies should be construed in a manner consistent with the preceding sentence.

S&P Global
Ratings

Policy: Ratings Release
Date: 23 May 2016

Policy Statement

When a Rating Committee makes a Rating Decision on a Credit Rating Action, S&P Global Ratings' overriding objective is to disseminate Credit Rating Actions as soon as possible.

S&P Global
Ratings

Policy: Issuer Notification (including Issuer Appeals)
Date: 01 May 2017

Policy Statement

When required by regulation or where otherwise feasible and appropriate, S&P Global Ratings will, prior to the publication of a Credit Rating, inform the Issuer of the critical information and principal considerations upon which the Credit Rating will be based and afford the Issuer the opportunity to clarify any potential factual errors on which S&P Global Ratings may have based its Rating Decision. This notice also allows the Issuer to identify and alert S&P Global Ratings to any potential disclosure of material non-public or confidential information.

Any change proposed by an Issuer to correct a factual error or prevent the disclosure of material non-public or confidential information shall be given consideration before publication of the Credit Rating. A change will be made only if the Primary Analyst determines it is warranted. Concerns or misunderstandings raised by an Issuer will be discussed with the Issuer, but the Primary Analyst is generally discouraged from making changes for purposes other than correcting a factual error or avoiding the potential disclosure of material non-public or confidential information. If an Issuer suggests wording or grammatical changes, the Primary Analyst may consider such comments but is not obligated to make any changes. In all cases, S&P Global Ratings maintains editorial control over its published materials, including Credit Rating Rationales.

When Issuer notification of a Credit Rating is given in advance of publication of a rating, and includes a draft of the related Credit Rating Rationale, the draft must be accompanied by the following statement:

"S&P Global Ratings is sending you this draft so that you can call our attention to any factual errors or the inadvertent inclusion of confidential information in the draft. If you have any questions or comments on the analysis that are not factual in nature, we ask that you discuss these matters with us. We will use our sole discretion in making editorial changes to the document, which represents our independent opinion. We will finalize and release our report as soon as practicable from the time we have sent this email regardless of whether we have received a reply. The report will supersede the information in the draft; the information in the draft is confidential and remains confidential after the issuance of a report, and the draft should not be disclosed or released at any time before or after the report is published."

This policy statement applies to Solicited Credit Ratings, Unsolicited Credit Ratings (in certain jurisdictions), and Confidential and Private Credit Ratings, but does not apply to Internal Confidential Unsolicited Credit Ratings.

An Issuer may share new information relevant to the Rating Decision after being notified of the Rating Decision. S&P Global Ratings will determine whether the new information could impact the Rating Decision. If necessary, a new Rating Committee will be convened.

An Issuer may appeal the Rating Decision and request a review of the additional information based on either material new information it has shared with S&P Global Ratings or a belief that S&P Global Ratings materially misinterpreted critical information in reaching that Rating Decision.

S&P Global Ratings will consider appeals of Rating Decisions by Issuers and will grant such appeals as appropriate. There is no right to appeal, and the decision to grant an appeal is made on a case-by-case basis. A Credit Rating may be placed on CreditWatch during the appeal period. S&P Global Ratings will take any appeal request seriously and will seek to gauge its substance, but it will reject requests that appear to be made solely for the purpose of delaying the issuance of a Credit Rating. In general, the Rating Decision of an appeal Rating Committee is final. In certain jurisdictions, S&P Global Ratings must disclose if an initial Rating Decision was changed following an appeal by the Issuer.

The following are not subject to appeal: CreditWatch actions, affirmations of Credit Ratings, and Unsolicited Credit Ratings (except for Sovereign Credit Ratings), as well as Ancillary Services, Other Services, and certain other opinion products that could potentially contribute to a Credit Rating Activity (i.e., Advanced Analytics, Mappings, Rating Agency Confirmations (RAC), Rating Evaluation Services (RES), and Recovery Ratings, unless the Recovery Rating is a material input in determining the Credit Rating.) Components of a Credit Rating or internal assessments which do not meet the definition of a Credit Rating (e.g., BICRA, SACP, or risk scores), even if made public, are also not subject to appeal. Additionally, Outlook changes on U. S. Public Finance Credit Ratings are not subject to appeal.

Requests to appeal a Rating Decision can constitute a Complaint if the request otherwise meets the definition of Complaint.

S&P Global
Ratings

Policy: Corporate Governance
Date: 01 March 2018

Policy Statement

S&P Global Ratings shall maintain a Board of Managers, including independent members and members who possess expertise with respect to financial services, and specifically structured products, free from the influence of any conflict of interest when participating in Board Activities.

Standard & Poor's Financial Services LLC Policy Regarding Corporate Governance, Organization, and Management of Conflicts of Interest

As provided by Article IV of the Amended and Restated Limited Liability Company Agreement of Standard & Poor's Financial Services LLC, Standard & Poor's Financial Services LLC ("S&P FS") shall maintain at all times a Board of Managers comprised of no less than (4) and no more than six (6) persons (the "Board of Managers"), at least half but no fewer than (2) of whom shall be Independent Managers (including an Independent Manager who shall be a user of ratings from a nationally recognized statistical rating organization). In addition to the overall responsibilities outlined by S&P FS' Amended and Restated Limited Liability Company Agreement and prescribed by federal, state and local law, the Board of Managers shall oversee: (i) the establishment, maintenance, and enforcement of policies and procedures for determining credit ratings; (ii) the establishment, maintenance, and enforcement of policies and procedures to address, manage, and disclose any conflicts of interest; (iii) the effectiveness of the internal control system with respect to policies and procedures for determining credit ratings; and (iv) the compensation and promotion policies and practices of the nationally recognized statistical rating organization.

Disclosures and Conflicts of Interest

The members of the Board of Managers have a duty to be free from the influence of any conflicting interest when they participate in Board or Committee deliberations or voting. In order to ensure that no such conflicts will arise, all Managers shall complete a Managers' Questionnaire for review and approval by S&P FS prior to commencement of their term as a Manager. Each Manager shall update the Questionnaire annually during his or her term. A copy of the Managers' Questionnaire is attached hereto as Appendix A. Changes to the information provided in the Managers' Questionnaire during a Manager's term on the Board shall be promptly reported to the Chairman of the Board for review.

A Manager's acceptance of his or her appointment as a member of the Board shall be construed as express acknowledgement that he or she has sufficient time to carry out the duties of the position in accordance with the terms of this policy and that he or she has fully disclosed to S&P FS: (i) any existing or potential conflict of interest that he or she may have; (ii) the details of all other significant business and other interests that he or she is involved with; and (iii) the amount of time devoted to such other commitments. Changes to any of the foregoing during the Manager's term shall be reported to the Chairman of the Board. At no time during his or her appointment shall any Manager permit duties to any other person, firm or company to conflict with his or her duties to S&P FS.

Nothing herein or in our policies prohibits or restricts an Employee from initiating Communications directly with, or responding to an inquiry from, or providing information to, any self-regulatory organization or any other state or federal regulatory authority acting in a regulatory capacity, including the Securities and Exchange Commission and the Financial Industry Regulatory Authority (FINRA). All provisions of our policies and this Code should be construed in a manner consistent with the preceding sentence.

No Manager may disclose any information obtained in his or her capacity as a member of the Board concerning the organization, business dealings, finances, transactions or affairs of S&P FS or its affiliates to any company or person other than as may be required by a court of competent jurisdiction. Managers shall use their best efforts throughout the term of their appointment and at all times thereafter to prevent the unauthorized publication or misuse of any confidential information, provided that such restrictions shall cease to apply to confidential information which may enter the public domain other than through the Manager's personal default. All Managers shall pre-clear personal securities transactions that involve securities issued by S&P Global Inc.

While the Board of Managers has oversight responsibility for the establishment, maintenance, and enforcement of policies and procedures used for determining credit ratings and exercises approval authority for criteria, models and policies and procedures used for determining credit ratings, no Manager may participate in any analytical deliberations regarding a specific credit rating or other product issued by S&P FS. In connection with the Board of Managers' procedures for approving criteria, models and policies and procedures used for determining credit ratings, Managers with responsibility for, or oversight of, commercial matters at S&P FS or any of its affiliates shall not be eligible to participate in any vote of the board regarding whether to approve criteria or models.

All Managers shall obtain prior consent from the Chairman and President of S&P FS before accepting any appointment with: (i) any company or firm either engaged in a business competing with, or similar to, that of S&P FS; or (ii) any issuer or obligor rated by S&P FS.

Independent Managers

In order to be considered independent for purposes of membership on the Board of Managers, a Manager may not, other than in his or her capacity as a member of the Board of Managers or any committee thereof:

(i) accept any consulting, advisory, or other compensatory fee from S&P FS; or

(ii) be a person employed by or associated with S&P FS or with any affiliated company thereof.

The compensation of Independent Managers shall not be linked to the business performance of S&P FS and shall be arranged so as to ensure the independence of their judgment. The term of office for all Independent Managers shall be for a pre-agreed fixed period, not to exceed 5 years, and shall not be renewable.

S&P FS employees are prohibited from providing material non-public information regarding issuers and issues that S&P FS rates to an Independent Manager. If, in his or her capacity as a member of the Board of Managers, an Independent Manager nonetheless comes into possession of such information, the Manager shall notify S&P FS' DCO and comply with any directions issued by the DCO, including restrictions and/or disclosure requirements concerning the Manager's securities trading activities. Any discussions between an Independent Manager and an S&P FS ratings analyst will be attended by a chaperone (from the Compliance Department or a Control Officer) and S&P FS will maintain appropriate documentation of all such communications.

Other Managers – Personal Securities Transactions

Non-Independent members of the Board of Managers shall: (i) pre-clear all of their personal securities transactions with the Chairman and President of S&P FS (with duplicate pre-clearance requests and approvals sent to S&P Global Employee Compliance Services); and (ii) name S&P FS as an interested party for purposes of receiving copies of their monthly brokerage statements showing all of their personal securities holdings.

Access to the Designated Compliance Officer

Presentations made by S&P FS' Designated Compliance Officer ("DCO") during quarterly meetings of the Board shall be attended only by the Board, the Secretary, relevant Compliance staff and the Chief Risk Officer. The DCO is also authorized to contact the members of the Board directly for any matter falling within the exercise of his/her authority.

Compliance Standards

Any suspected violation of this policy should be promptly reported to the Chairman and President of S&P FS. Reported violations will be investigated by S&P FS and appropriate action will be taken in the event a violation has occurred.

Annual Review of Board of Managers Composition Requirements

The Board of Managers will annually conduct a review as to how the Board of Managers continues to meet the board composition requirements set out in Canada's National Instrument 25-101 and under the relevant provisions of SEC rules applicable to NRSROs. The results of this annual review are to be recorded in the minutes of the relevant Board meeting.

STANDARD *&* POOR'S FINANCIAL SERVICES LLC
MANAGERS' QUESTIONNAIRE

Please answer all questions even if the answer is "No," "None" or "Not Applicable." Footnotes and Definitions are set forth on Schedule A.

_____

1.   Identification, Background and Business Relationships

        (a)   Name:

        (b)   Date of birth:

        (c)   Family relationship, by blood, marriage or adoption, with any other director, manager, officer, employee or nominee for director or manager of S&P Global Inc. ("S&P Global"), formerly known as McGraw Hill Financial, Inc., Standard & Poor's Financial Services LLC ("S&P") or their respective affiliates or subsidiaries (see Definitions in Footnote 1 on Schedule A) (a list of the subsidiaries and other affiliates of S&P Global can be found here or can be provided to you by S&P upon request.):

(d)   <u>Business experience</u>: All my material occupations, positions, offices and employment during the past ten years have been as follows:

Dates	Title and Occupation	Name and Address of Organization Where Carried On	Principal Business of Organization

(e)   <u>Directorships</u>: I am, or have been during the past five years, a director of the following public corporations, private entities, and/or non-profit organizations (please also list (i) all committee memberships of any public corporation of which you are a director; or (ii) if you are employed by any organization as to which any executive of S&P Global, S&P or their respective affiliates or subsidiaries serves on the compensation committee of such organization's board of directors):

(f)   Legal proceedings: Except as set forth below:

   (i)   since January 1, 2007, neither I nor any business with which I was associated (or with which I had been associated within the preceding two years) was involved in any bankruptcy, insolvency or similar proceeding;

   (ii)   since January 1, 2007, I have not been convicted in a criminal proceeding, and I am not now a named subject of a pending criminal proceeding (including any proceedings involving fraudulent conduct, but excluding any proceedings involving traffic violations or other minor offenses);

   (iii)   since January 1, 2007, I have not been the subject of any court or other order enjoining, barring, suspending or otherwise limiting my participation in the securities, commodities, banking or insurance business, or enjoining me from engaging in any type of business practice or any activity in connection with the purchase or sale of any security or in connection with any Federal or state securities laws;

   (iv)   since January 1, 2007, I have not been found by a court or the Securities Exchange Commission to have violated any Federal or state securities laws;

   (v)   since January 1, 2007, I have not been found by a court or the Commodities Futures Trading Commission to have violated any Federal or state commodities laws;

   (vi)   since January 1, 2007, I have not been convicted of fraud under the laws of any jurisdiction;

   (vii)   except for settlements of a civil proceeding among private litigants, since January 1, 2007, I have not been the subject of, or a party to, any Federal or state judicial or administrative order, judgment, decree, or finding, not subsequently reversed, suspended or vacated, relating to an alleged violation of:

      (A) any Federal or state securities or commodities law or regulation;

      (B) any law or regulation respecting financial institutions or insurance companies including, but not limited to, a temporary or permanent injunction, order of disgorgement or restitution, civil money penalty or temporary or permanent cease-and-desist order, or removal or prohibition order;

      (C) any law or regulation prohibiting mail or wire fraud in connection with any business entity;

   (viii) since January 1, 2007, I have not been the subject of, or a party to, any sanction or order, not subsequently reversed, suspended or vacated, of any self-regulatory organization (as defined in Section 3(a)(26) of the Securities Exchange Act (15 U.S.C. 78c(a)(26))), any registered entity (as defined in Section 1(a)(29) of the Commodity Exchange Act (7 U.S.C. 1(a)(29))), or any equivalent exchange, association, entity or organization that has disciplinary authority over its members or persons associated with a member.

NOTE - If involved in any proceedings of the type described in this paragraph 1(f), please provide all details, including dates, nature of conviction, name and location of court, and penalty imposed or other disposition of the case.

(g)   Purchases from or sales to S&P Global or its Affiliates:

Except as set forth below, since January 1, 2016 I have not been an executive officer of, nor owned (see Definition in Footnote 2 on Schedule A), directly or indirectly, more than a 10% equity interest in, any firm, corporation or other business or professional entity:

(i) to which S&P Global, S&P or their respective affiliates or subsidiaries have made payments for property or services during 2016 in excess of 5% of either S&P Global's, S&P's or such entity's consolidated gross revenues; or

(ii) to which S&P Global, S&P or their respective affiliates or subsidiaries propose to make payments for property or services during the current fiscal year in excess of 5% of either S&P Global's, S&P's or such entity's consolidated gross revenues for its last full fiscal year; or

(iii) which has made payments to S&P Global, S&P or their respective affiliates or subsidiaries during 2016 or proposes to make payments to S&P Global, S&P or their respective affiliates or subsidiaries during the current fiscal year for property or services in excess of 5% of either S&P Global's, S&P's or such entity's consolidated gross revenues for its last full fiscal year.

NOTE - In calculating payments for property and services the following may be excluded:

(i)   Payments where the rates or charges involved in the transaction are determined by competitive bids, or the transaction involves the rendering of services as a common contract carrier or a public utility at rates or charges fixed in conformity with law or governmental authority;

(ii)   payments which arise solely from the ownership of securities of S&P Global, e.g. dividends, and no extra or special benefit not shared on a pro rata basis by all holders of the class of securities is received.

(h)   Legal and investment banking services; other business relationships:

    (i)   Except as set forth below, I am not a member, partner, or of counsel to, or an executive officer of (i) a law firm which S&P Global, S&P or their respective affiliates or subsidiaries have retained in 2016 or proposes to retain in the current year; or (ii) an investment banking firm which has performed services for S&P Global, S&P or their respective affiliates or subsidiaries (other than as a participating underwriter in a syndicate) in 2016 or which S&P Global, S&P or their respective affiliates or subsidiaries proposes to have perform services in the current year. Further, except as set forth below, I do not have, nor have I had at any time since January 1, 2016, any other business relationship with S&P Global, S&P or their respective affiliates or subsidiaries.

    (ii)   Except as set forth below, I have not received remuneration, direct or indirect, from S&P Global, S&P or their respective affiliates or subsidiaries in any capacity other than as a manager of S&P.

    (iii)   Except as set forth below, I am not currently, nor have I been at any time since January 1, 2016, a partner, controlling shareholder, or executive officer of any organization that has had a business relationship with S&P Global, S&P or their respective affiliates or subsidiaries.

(i)   Other relationships:

Except as reported elsewhere in this questionnaire or as set forth below, I am not aware of any business or personal relationships between S&P Global, S&P or their respective affiliates or subsidiaries and myself (or any persons or organizations with which I am affiliated) or any other relationship (including family and charitable relationships as well as commercial, financial, consulting, legal and accounting relationships) that I believe may interfere with the exercise of my independence from S&P Global, S&P or their respective affiliates or subsidiaries and their respective managements.

In addition, except as reported elsewhere in this questionnaire or as set forth below, I am not aware of any business or personal relationships, other than arms-length ordinary course of business relationships, between myself and any issuer or obligor rated by S&P.

In addition, except as reported elsewhere in this questionnaire or as set forth below, I have not been subject to any disqualifying conditions to my independence (as specified by the New York Stock Exchange governance rules as set forth in Schedule B).

2.   <u>Ownership of Securities</u>

    (a)   <u>Ownership</u>

As of the date hereof, I am the owner (see Definition in Footnote 2 on Schedule A) of the securities described below:

<u>Type of Security</u>	<u>Amount</u>
S&P Global Common Stock	_____
CRISIL, Ltd.	_____

    (b)   Please indicate whether you have the right to acquire ownership of any of the securities listed in (a) above within 60 days. If you have such a right, please give full details including the number of shares involved.

    (c)   <u>Change in Control</u>: Neither I nor any associate (see Definition in Footnote 3 on Schedule A) of mine is a party to any contract or other arrangement, including any pledge of securities, the operation of which may result in a change in control of S&P Global, except as follows:

3.   Transactions

(a)   Neither I nor any associate (see Definition in Footnote 3 on Schedule A) of mine is a party adverse to, or has an interest adverse to, S&P Global, S&P or their respective affiliates or subsidiaries in any legal proceedings, except as follows:

(b)   Except as indicated below, within the past year I have not been a party to any contract, arrangement or understanding with any person with respect to any securities of S&P Global, including, but not limited to, any joint ventures, puts, calls, guarantees against losses or guarantees of profits, division of losses or profits, or the giving or withholding of proxies.

(If so, name the parties to such contracts, arrangements or understanding and give the details thereof.)

(c)   Except as indicated below, I have not been a party to any agreement, plan or arrangement relating to compensation to be paid to me in the future.

4.   Proxy Contests

Except as indicated below, I have not been a participant in any proxy contest involving S&P Global or any other corporation within the past ten years.

5.   User of Ratings

Are you a user of ratings from a Nationally Recognized Statistical Rating Organization? If so, please describe the nature of such usage.

6.   State and Local Pay-to-Play Rules/S&P Global and S&P Pre-Clearance Process for Political Contributions

Many state and local jurisdictions in the United States have enacted "pay-to-play" laws. These laws restrict or require disclosure of political contributions or solicitations for such contributions by the officers, directors, and certain senior employees (and, in some cases, their family members, including spouses, dependent children, and domestic partners) of companies that contract with that jurisdiction, or are seeking such a contract. Companies in those jurisdictions may also be required to certify compliance with applicable pay-to-play requirements in connection with contract bids.

In order to preserve S&P Global's and S&P's ability to do business with those state and local governments it is necessary that directors and officers and certain other senior personnel of S&P Global and S&P obtain clearance from S&P before proceeding with state or local political contributions or related solicitations. To carry out that clearance, **you have been asked to notify S&P's President before making any political contribution on the state or local level.**

(a)   Have you (or a family member) made any political contribution (including in-kind contributions) to a candidate, political party committee, or other political committee (*e.g.*, a Political Action Committee) or solicited any such contribution during the period from January 1, 2016, to the present, which has not been cleared by S&P's President? *Please err on the side of over-inclusion in determining whether any contemplated political contribution should be submitted for pre-clearance*

Yes _____ No _____

If you responded Yes to the question above, please complete the table below with respect to each such contribution.

Candidate/committee name	Jurisdiction	Date of contribution or solicitation	Amount of contribution or solicitation

The foregoing is correct to the best of the knowledge, information and belief of the undersigned. If there should be any change in the foregoing information, the undersigned will advise the President of S&P of such change as soon as it occurs.

Dated: _____, 2017

_____
Signature

FOOTNOTES

1. <u>Affiliate</u>. An "affiliate" of S&P Global or S&P is a person (including a business entity) that directly or indirectly controls, or is controlled by, or is under common control with, S&P Global or S&P. The term "control" means the power (whether or not actually exercised) to direct or cause the direction of the management or policies of a person, through the ownership of voting securities or otherwise.

2. <u>Owner</u>. Under the SEC's rules, you own a security for purposes of the proxy rules if, directly or indirectly, through any contract, arrangement, relationship, understanding or otherwise you have or participate in: (i) <u>Voting Power</u>, which includes the power to vote, or to direct the voting of, such security; and/or (ii) <u>Investment Power</u>, which includes the power to dispose, or to direct the disposition of, such security.

A person is also deemed to be the owner of a security if that person has the right to acquire beneficial ownership of such security at any time within 60 days, including but not limited to any right to acquire: (i) through the exercise of any option, warrant or right; (ii) through the conversion of a security; (iii) pursuant to the power to revoke a trust, discretionary account or similar arrangement; or (iv) pursuant to the automatic termination of a trust, discretionary account or similar arrangement.

In addition, a person is deemed to be the beneficial owner of a security if that person has or shares the opportunity, directly or indirectly, to profit or share in any profit derived from a transaction in the security ("pecuniary interest"). If a person has a pecuniary interest, by reason of any contract, understanding, or relationship (including a family relationship or arrangement), in a security held in the name of another person, that person is an indirect beneficial owner of the security.

You may also be regarded, for reporting purposes, as the indirect owner of shares held by certain of your family members. The SEC has interpreted the concept of ownership of securities held by family members as follows:

"Generally a person is regarded as the beneficial owner of securities held in the name of his or her spouse and their minor children. Absent special circumstances, such relationship ordinarily results in such person obtaining benefits substantially equivalent to ownership, <u>e.g.</u>, application of the income derived from such securities to maintain a common home, to meet expenses which such person otherwise would meet from other sources, or the ability to exercise a controlling influence over the purchase, sale or voting of such securities. Accordingly, a person ordinarily should include in his reports . . . securities held in the name of a spouse or minor children as being beneficially owned by him.

"A person also may be regarded as the beneficial owner of securities held in the name of another person, if by reason of any contract, understanding, relationship, agreement, or other arrangement, he obtains therefrom benefits substantially equivalent to those of ownership. Accordingly, where such benefits are present such securities should be reported as being beneficially owned by the reporting person . . . . Absent countervailing facts, it is expected that securities held by relatives who share the same home as the reporting person will be reported as being beneficially owned by such person.

"A person also is regarded as the beneficial owner of securities held in the name of a spouse, minor children or other person, even though he does not obtain therefrom the aforementioned benefits of ownership, if he can vest or revest title in himself at once, or at some future time."

3. <u>Associate</u>. Under the SEC's rules, your "associates" include: (i) any corporation, organization or entity (other than S&P Global, S&P or their respective majority owned subsidiaries) of which you are an officer or partner or are, directly or indirectly, the beneficial owner of 10% or more of any class of equity securities, (ii) any trust or other estate in which you have a substantial beneficial interest or as to which you serve as trustee or in a similar fiduciary capacity; and (iii) your spouse, parents, stepparents, children, siblings, mothers and fathers-in-law, sons and daughters-in-law, and brothers and sisters-in-law and any person (other than a tenant or employee) who lives in the same home as you.